ANNUAL REPORT
                                 TO SHAREHOLDERS



                                TABLE OF CONTENTS
                                                                          Page

Letter to Shareholders ...................................................   1
Selected Consolidated Financial Data .....................................   2
Management's Discussion and Analysis .....................................   3
Report of Independent Registered Public Accounting Firm ..................  18
Consolidated Balance Sheets ..............................................  19
Consolidated Statements of Income ........................................  20
Consolidated Statements of Shareholders' Equity ..........................  21
Consolidated Statements of Cash Flows ....................................  23
Notes to Consolidated Financial Statements ...............................  25
Directors and Executive Officers .........................................  59
Shareholder Information ..................................................  60


DESCRIPTION OF BUSINESS

MFB Corp. is an Indiana unitary savings and loan holding company organized in 1993, and parent company of its wholly-owned savings bank subsidiary, MFB Financial (the "Bank"). MFB Corp. and the Bank (collectively referred to as the "Company") conduct business from their corporate office located in Mishawaka, Indiana and its twelve branch locations in St. Joseph, Elkhart, and Hamilton Counties of Indiana. The Bank offers a variety of lending, deposit, trust and other financial services to its retail and business customers. The Bank's wholly-owned subsidiary, Mishawaka Financial Services, Inc., offers general property, casualty, life and health insurance to customers in the Bank's market area. The Bank's wholly-owned subsidiaries, MFB Investments I, Inc., MFB Investments II, Inc. and MFB Investments, LP are Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio. MFBC Statutory Trust I is MFB Corp's wholly-owned trust preferred security subsidiary.

                                        1
MESSAGE TO OUR SHAREHOLDERS


On behalf of the Board of Directors, our management team and all the employees of MFB Corp. (the "Company") and its subsidiary, MFB Financial, it is my pleasure to once again provide you with our Annual Report. The fiscal year ended September 30, 2005 has been an important period of progress for MFB.

We have now been a resident in our new corporate headquarters for over a year. More importantly, we've had two significant new tenants join us this past summer and we expect that a third will do so in May, 2006. All are high profile and well respected firms that will enhance the image of MFB Plaza as the preeminent professional office property in our market and should generate significant revenue for the Company for years to come. We also opened a full service branch facility in the lobby of the Plaza in September, 2005.

The assimilation of the Sobieski Bank acquisition has gone extremely well. Our new employees and customers are making notable contributions to the growth and prosperity of our organization and will continue to do so. The lease on one of the three offices acquired as part of this transaction expired in August, 2005 and was not renewed based on our ability to provide more comprehensive service at existing, nearby facilities.

We also established a presence in the Indianapolis market this past year. This is an exciting new venture that is focused on providing private banking and asset management services to the dynamic and growing market in northern Indianapolis through a highly professional and knowledgeable group of banking specialists that bring significant local experience to MFB. We will monitor results of our efforts here closely as we establish new client relationships that have the potential to make considerable contributions to the profitability of our organization.

The Company was well positioned to benefit from significant changes in short term interest rates this past year. Asset yields improved while the cost of funds was held in check, resulting in a 26 basis point improvement in our net interest spread from 2004 to 2005. Net income for the year improved to $2.5 million from $1.8 million last year even after recognizing a $626,000 after tax write-down of Federal Home Loan Mortgage Corporation and Federal National Mortgage Corporation securities held in our investment portfolio. This write-down was necessitated by an analysis that determined a decline in value of these securities was "other than temporary" by generally accepted accounting standards. These values have stabilized and in fact improved slightly since the write-down was recorded in December, 2004.

Our company continued to grow this past year as well. Total assets at September 30, 2005 reached $554.9 million, a $13.7 million increase from the previous year. Total deposits grew over $16 million, with "core" deposits growing almost $23 million during the year. Our book value per common share outstanding was $28.52 at year-end, up from $27.02 a year ago. The Company increased the annual dividend rate for the ninth consecutive year to $0.495 per share.

We look forward to the year ahead with energy and enthusiasm as we continue to strive to improve long term value for our shareholders.


                                          Charles J. Viater
                                          President and Chief Executive Officer

                                                       MFB CORP. AND SUBSIDIARY


                                        2
                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of MFB Corp. and its subsidiary is qualified in its entirety by, and should be read in conjunction with the consolidated financial statements, including notes thereto, included elsewhere in this Annual Report.

                                                                                    At September 30,
                                 (In Thousands)
                                                           2005           2004            2003           2002           2001
                                                           ----           ----            ----           ----           ----
Summary of Financial Condition:
Total assets                                           $ 554,877        $   541,222    $   428,624    $   421,200     $   413,084
Loans receivable                                         390,695            399,925        318,155        316,391         311,613
Allowance for loan losses                                  6,388              6,074          5,198          5,143           4,632
Loans held for sale, net                                     407              1,034          6,626          6,404           3,074
Cash and cash equivalents                                 54,209             28,595         40,357         27,582          34,223
Securities available for sale, including FHLB stock       72,563             74,820         46,499         59,892          54,167
Goodwill and other intangible assets                       4,557              5,056              -              -               -
Deposit                                                  374,364            357,893        292,106        264,377         245,179
Securities sold under agreements to repurchase                                    -              -              -          11,022
FHLB advances                                            125,854            133,443         98,790        119,215         119,685
Shareholders' equity                                      38,673             35,906         34,251         33,952          34,380
                                                                                Years Ended September 30,
                                                                                      (In Thousands)
                                                           2005           2004            2003           2002           2001
                                                           ----           ----            ----           ----           ----
Summary of Operating Results:
Interest income                                        $  27,947       $    22,792    $    23,326    $    26,188     $    30,316
Interest expense                                          13,277            11,089         12,244         13,829          17,972
                                                       -----------       -----------    -----------    -----------     -----------
     Net interest income                                  14,670            11,703         11,082         12,359          12,344
Provision for loan losses                                    723               800          1,110          3,369           3,096
                                                       -----------       -----------    -----------    -----------     -----------
     Net interest income after provision
         for loan losses                                  13,947            10,903          9,972          8,990           9,248
Noninterest income
     Service charges on deposit accounts                   3,291             3,030          1,624          1,049             903
     Trust fee income                                        385               495            464            298             213
     Insurance commissions                                   211               208            187            158             140
     Net realized gains from sales of loans                  835             1,032          3,395          1,578            1,046
     Mortgage servicing right recovery (impairment)          180               217           (576)             -                -
     Net gain (loss) on securities available for sale       (948)             (109)            40           (934)             (52)
     Other                                                 1,034               807           (153)            20              346

                                                        -----------        ----------    -----------    -----------     ----------
          Total noninterest income                         4,988             5,680          4,981          2,169             2,596
Noninterest expense
     Salaries and employee benefits                        7,519             7,021          6,803          5,922             4,944
     Occupancy and equipment expense                       3,063             2,743          1,558          1,483             1,370
     Professional and consulting fees                        712             1,226            364            297               311
     Data processing expense                                 754               632            596            669               517
     Other expense                                         3,780             2,936          2,561          2,121             1,841
                                                        ------------       -----------    -----------   -----------      ----------
         Total noninterest expense                        15,828            14,558          11,882        10,492             8,983
                                                        ------------       -----------    -----------   -----------      ----------
Income before income taxes                                 3,107             2,025           3,071           667             2,861
Income tax expense                                           611               235             671            18               951
                                                        ------------       -----------    -----------   -----------      ---------
     Net income                                         $  2,496           $ 1,790     $     2,400       $   649         $   1,910
                                                        ============       ===========    ===========    ===========     ==========


Supplemental Data:
Basic earnings per common share                         $   1.85        $   1.36      $     1.87     $     0.49      $    1.42
Diluted earnings per common share                           1.81            1.30            1.80           0.47           1.38
Dividends declared per common share                         .495            .470            .435           .415           .395
Book value per common share                                28.52           27.02           26.60          25.53          25.72
Return on assets                                            0.47%           0.40%           0.56%          0.16%          0.47%
Return on equity                                            6.82            5.05            7.14           1.84           5.75
Interest rate spread                                        2.79            2.53            2.41           2.73           2.73
Net yield on average interest-earning assets                2.97            2.81            2.73           3.08           3.15
Dividend pay-out ratio                                     26.73           34.56           23.26          84.69          27.82
Equity-to-assets                                            6.97            6.63            7.99           8.06           8.32
Non-performing assets to total loans                        0.80            1.07            1.43           1.88           0.89
Allowance for loan losses to total loans                    1.63            1.52            1.63           1.63           1.49


                                        8
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

The principal business of the Bank has historically consisted of attracting deposits from the general public and the business community and making loans secured by various types of collateral, including real estate and general business assets. The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities, fee structures, and level of personal income and savings. Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities of the Bank include deposits, borrowings, payments on loans, sale of loans and income provided from operations. The Company's earnings are primarily dependent upon the Bank's net interest income, the difference between interest income and interest expense.

Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on such deposits and borrowings. The Company's earnings are also affected by the Bank's provisions for loan losses, mortgage servicing rights valuation adjustments, service charges, fee income, gains from sales of loans, mortgage loan servicing fees, income from subsidiary activities, operating expenses and income taxes.

CRITICAL ACCOUNTING POLICIES

Certain of the Company's accounting policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but are not limited to; changes in interest rates, in the performance of the economy or in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, determining the fair value of securities available for sale and the valuation of mortgage servicing rights.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs, less recoveries. Management estimates the allowance for loan losses balance required by evaluating current economic conditions, changes in character and size of the loan portfolio, delinquencies and adequacy of loan collateral securing loan delinquencies, historical and estimated charge offs and other pertinent information derived from a review of the loan portfolio. Allocations of the allowance for loan losses may be made for specific loans, but the entire allowance for loan losses is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

A loan is impaired when the full payment of principal and interest is not expected to be paid in accordance with the original terms of the loan. Impairment is evaluated in total for small-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for commercial loans. If a loan is impaired, a portion of the allowance for loan losses is allocated so that the loan is reported on a net basis at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Thus, changes in estimates of future cash flows or collateral values for individual loans could significantly impact the allowance for loan losses and provision expense.

Fair Value of Securities Available for Sale: Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. The Company obtains market values from a third party on a monthly basis in order to adjust the securities to fair value. As a result of changes in the fair market value of the Company's available for sale securities portfolio, other comprehensive (loss), net of tax, totaled $481,000, $(326,000) and $(272,000) for 2005, 2004, and 2003, respectively. Additionally, securities available for sale are required to be written down to fair value when a decline in fair value is not temporary; therefore, future changes in the fair value of securities could have a significant impact on the Company's operating results. In determining whether a market value decline is other than temporary, management considers the reason for the decline, the extent of the decline and the duration of the decline.

Mortgage Servicing Rights: Servicing rights represent both purchased rights and the allocated value of servicing rights retained on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics or discounted cash flows using market based assumptions. Any impairment of a grouping is reported as a valuation allowance. Changes in interest rates and the level of refinance activity can have volatile effects on the carrying value of servicing rights. The Company obtains an outside appraisal on a quarterly basis from a national firm who specializes in mortgage servicing valuation. This valuation is used to evaluate the Company's mortgage servicing rights asset for impairment. At September 30, 2005, mortgage servicing rights had a carrying value of $2.34 million.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2005 AND 2004

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2005 was $2.5 million or $1.81 diluted net income per common share compared to $1.8 million or $1.30 diluted net income per common share for the same period in 2004. The increase in net income was primarily attributable to an increase in net interest income partially offset by a decrease in noninterest income and an increase in noninterest expense.

Net interest income totaled $14.7 million for the year ended September 30, 2005 compared to $11.7 million for the same period one year ago. Interest income increased $5.15 million and interest expense increased $2.19 million during the year ended September 30, 2005 compared to the same period in 2004. Record low interest rates began to increase during mid-2004, and this was reflected in the Company's yield earned on interest-bearing assets compared to the prior year due to upward repricing of these instruments. The yield on interest-earning assets increased 20 basis points from 5.47% in 2004 to 5.67% in 2005. The average interest rate paid on interest-bearing liabilities, however, decreased six basis points from 2.94% to 2.88% during the same period, due mostly to a significant decrease in the cost of the Company's borrowings from the FHLB. As a result, the interest rate spread increased 26 basis points from 2.53% to 2.79% in 2005.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. Based on the factors above, the provision for loan losses decreased from $800,000 for the year ended September 30, 2004 to $723,000 for the year ended September 30, 2005. Net charge-offs totaled $526,000 and $409,000 for the years ended September 30, 2004 and 2005 respectively. The Bank continues to enhance its loan review and risk assessment procedures giving particular attention to the risks related to the increasing commercial loan portfolio and the risk of loss for the $8.7 million of commercial loans classified as impaired at the end of this year. Impaired loans increased from $2.2 million last year in part due to the inclusion of two commercial loans with a deterioration of credit quality which is discussed further in the Balance Sheet comparison. Management of the Bank is continually monitoring these impaired loans for any changes necessary in the provision for loan losses.

Noninterest income decreased from $5.7 million for the twelve months ended September 30, 2004 to $5.0 million for the same period ended September 30, 2005. The decrease was predominantly the result of a write down of equity securities held by MFB Corp of $948,000 ($626,000 net of tax) discussed further in Note 3 of the consolidated financial statements. The Company had losses on securities of $109,000 in fiscal year 2004. Most other categories of noninterest income did not change significantly; deposit account fees increased $261,000 and net gain on loan sales decreased $197,000 during 2005.

Noninterest expense increased from $14.6 million for the twelve months ended September 30, 2005 to $15.8 million for the twelve month period ending September 30, 2004. The largest increase was for salaries and employee benefits, which increased $498,000. Occupancy and equipment expenses increased $321,000, of which $276,000 was related to the full year of operation of three branches acquired late in fiscal year 2004. Other expenses increased $438,000 primarily due to $462,000 increase in amortization of intangible assets recorded in the acquisition of Sobieski Bank in late 2004. Consulting fees, which had expected to rise with the implementation of Sarbanes/Oxley Section 404 regulations, actually decreased $198,000 as the Securities and Exchange Commission delayed the implementation of 404 regulations for non-accelerated filers.

Income tax expense increased from $235,000 last year to $611,000 this year primarily due to increased net income before tax. Federal income tax expense increased from $229,000 to $511,000 and state income tax expense increased from $6,000 to $99,000. The overall effective income tax expense rate increased from 11.6% last year to 19.7% this year primarily due to maintaining a comparable level of low income housing income tax credits and non-taxable income on an increased amount of taxable income.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 2004 AND 2003

RESULTS OF OPERATIONS

Consolidated net income for the Company for the year ended September 30, 2004 was $1.8 million or $1.30 diluted net income per common share compared to $2.4 million or $1.80 diluted net income per common share for the same period in 2003. The decrease in net income was primarily attributable to an increase in noninterest expense partially offset by an increase in net interest income, decreased provision for loan losses over last year and an increase in noninterest income.

Net interest income totaled $11.7 million for the year ended September 30, 2004 compared to $11.1 million for the same period one year ago. Interest income decreased $534,000 and interest expense decreased $1.1 million during the year ended September 30, 2004 compared to the same period in 2003. Although record low interest rates began to increase during the later half of the fiscal year, the Company experienced overall decreases in yield earned on interest-bearing assets and rates paid on interest-bearing liabilities as compared to the prior year due to downward repricing of these instruments. The yield on interest-earning assets decreased 28 basis points from 5.75% in 2003 to 5.47% in 2004. The average interest rate paid on interest-bearing liabilities decreased 40 basis points from 3.34% to 2.94% during the same period, and as a result, the interest rate spread increased 12 basis points from 2.41% to 2.53% in 2004.

The provision for loan losses is determined in conjunction with management's review and evaluation of current economic conditions, changes in the character and size of the loan portfolio, loan delinquencies (current status as well as past trends), adequacy of collateral securing impaired and delinquent loans, historical and estimated net charge-offs and other pertinent information. Based on the factors above, the provision for loan losses decreased from $1.1 million for the year ended September 30, 2003 to $800,000 for the year ended September 30, 2004. Net charge-offs totaled $1.1 million and $526,000 for the years ended September 30, 2003 and 2004 respectively. The Bank continued to improve its loan review and risk assessment procedures giving particular consideration to the risks related to the growing commercial loan portfolio and the risk of loss for $2.2 million of commercial loans classified as impaired at the end of fiscal 2004. Impaired loans declined from $4.0 million last year due to charge offs and payments on those loans.

Noninterest income increased from $5.0 million for the twelve months ended September 30, 2003 to $5.7 million for the year ended September 30, 2004. Service charges on deposit accounts, trust fee income and insurance commissions reflected strong growth from 2003 to 2004, offset by the decrease in net gains on loans sold to secondary markets. Loans sold to the secondary market decreased by 59.3% between 2003 and 2004. In addition to the items above, the increase in noninterest income was affected by two additional items, mortgage servicing right impairment and subsequent recoveries and net losses on securities. For the year ended September 30, 2004, the mortgage servicing rights valuation recovery was $217,000 compared to the impairment charge of $576,000 in 2003. The impairment and recovery on mortgage servicing rights is related to the decline and subsequent recovery in the market value of servicing rights associated with MFB Financial's $207 million mortgage loan servicing portfolio. The loss on securities for the year of $109,000 is the result of a write down of equity securities held by MFB Corp. based on current estimates of fair value.

Noninterest expense increased from $11.9 million to $14.6 million for the comparable twelve month periods ending September 30. The significant growth in occupancy expense is related to the operation of three acquired branches, the opening of another branch and the expenses related to the acquisition of the new Corporate offices. Professional and consulting fees increased from 2003 due to two major projects and expenses related to the acquisition of certain assets and assumption of certain liabilities of Sobieski Bank. Other expense increased from 2003 due to increases in advertising, telephone, postage, insurance and foreclosure expenses. Other expenses also increased from 2003 due to $97,000 of amortization expense on intangible assets recorded in the acquisition.

Income tax expense declined from $671,000 in 2003 to $235,000 in 2004 primarily due to decreased net income before tax. Federal income tax expense declined from $552,000 to $229,000 and state income tax expense declined from $119,000 to $6,000. The overall effective income tax expense rate declined from 21.9% in 2003 to $11.6% in 2004 primarily due to maintaining a comparable level of low income housing income tax credits on a reduced amount of taxable income.

BALANCE SHEET COMPOSITION

Cash and cash equivalents increased $25.6 million from $28.6 million as of September 30, 2004 to $54.2 million as of September 30, 2005. Net cash from operating activities was $9.6 million in 2005 compared to $12.3 million net cash provided in 2004. The net cash provided from investing activities increased from a use of cash of $27.0 million in 2004 compared to a source of cash in 2005 of $2.2 million. The net cash from financing activities also increased from $3.0 million in 2004 to $13.8 million in 2005. The increase in cash is primarily the result of a new savings deposit product offering in the latter part of fiscal 2005.

As of September 30, 2005, the total securities available for sale portfolio amounted to $63.6 million, a decrease of $2.4 million from $66.0 million at September 30, 2004. The securities portfolio activity included security purchases of $16.4 million, security maturities totaling $4.9 million and principal payments on mortgage-backed and related securities of $13.0 million.

As of September 30, 2005, loans receivable were $390.7 million, a decrease of $9.2 million from $399.9 million as of September 30, 2004. Commercial loans outstanding decreased by $2.4 million from $160.2 million at September 30, 2004 to $157.8 million at September 30, 2005. Consumer loan receivables, which include home equity term loans and lines of credit, increased $1.9 million to $41.0 million while residential mortgage loans decreased $8.7 million from $200.7 million at September 30, 2004 to $192.0 million at September 30, 2005. Diversification of the asset mix in the balance sheet will continue to be a focus to improve profit margins, control margin volatility and to appeal to a broader range of customers and potential customers. The Company continues to build on its reputation as a quality local lender satisfying the market's desire for local service and local decision making.

During the year ended September 30, 2005, the Company completed secondary market mortgage loan sales totaling $38.5 million, and the net gains realized on these loan sales were $835,000, including $464,000 related to recording mortgage loan servicing rights. Loan sales last year were $46.8 million, and the net gains realized on these loans sales were $1.0 million, including $581,000 related to recording mortgage loan servicing rights. The loans sold during the year ended September 30, 2005 were primarily fixed rate mortgage loans with maturities of fifteen years or longer. The sale of mortgage loans serves as a source of additional liquidity and management anticipates that the Company will continue to deliver fixed rate loans to the secondary market to meet consumer demand, manage interest rate risk, and diversify the asset mix of the Company. Adjustable rate loans often provide rates of return that are generally superior to other investments that carry similar terms to repricing. The Company anticipates these loans will continue to be originated and retained in the Bank's portfolio. Also, as part of its efforts to manage the Company's current interest rate risk position, the Company originated and held in its portfolio $6.5 million of fixed rate mortgage loans originated during 2005, with a weighted average interest rate of 5.82%. At September 30, 2005, $407,000 of loans were classified as loans held for sale compared to $1.0 million at September 30, 2004. Mortgage loans serviced for others by the Company grew from $206.5 million last year to $208.9 million at the end of this year.

The Company's allowance for loan losses at September 30, 2005 was $6.4 million or 1.63% of loans, comparable to the $6.1 million or 1.52% of loans at the end of last year. The ratio of nonperforming loans to loans was 0.68% at September 30, 2004 compared to 0.36% at September 30, 2005. Based on the evaluation of many factors including current economic conditions, changes in the character and size of the loan portfolio, current and past delinquency trends and historical and estimated net charge-offs, the Company provided $723,000 to its allowance for loan losses during the year ended September 30, 2005 compared to $800,000 for the prior year ended September 30, 2004. Management's increased attention to and the Company's subsequent decrease in nonperforming loans was offset by an increase in Commercial Impaired Loans. During the year ended September 30, 2005 management noted several commercial loans with improved credit performance which was offset by two commercial loans with a deterioration of credit quality. Net charge offs deducted from the allowance for loan losses was $409,000 for the year ended September 30, 2005 compared to $526,000 for the prior year. In management's opinion, the Company's allowance for loan losses at September 30, 2005 and loan loss provision for the year is appropriate for the loan portfolio.

Premises and equipment increased from $19.4 million at September 30, 2004 to $20.3 million at September 30, 2005 due to the remodeling of the corporate headquarters for new tenants and the opening of an additional branch on the first floor Atrium. The corporate headquarters consists of approximately 114,000 square feet with approximately 45% of the space utilized by the Company. At September 30, 2005 the Company had leased approximately 70% of the available tenant space. Presently, tenants occupy approximately 37,350 square feet under leases with various terms that run through the next 15 years. Another tenant has executed a lease to occupy approximately 6,500 square feet which will commence in May 2006. The location of the new headquarters building is expected to accelerate the growth, recognition and efficiency of the organization.

Goodwill and other intangible assets totaling $5.15 million were recorded at the acquisition date as a result of the purchase of certain assets and liabilities of Sobieski Bank. These intangibles represent the difference between the purchase price and the value of the assets purchased and the value of the liabilities assumed. At September 30, 2005 the balance of goodwill was $2.42 million and the balance of the other intangible assets was $2.13 million. The Company assesses goodwill for impairment at least annually and determined there was no impairment as of September 30, 2005. The other intangible assets included the identified value of the core deposits acquired and the value of customer relationships obtained in the acquisition. These two intangible assets are amortized to expense over a ten year period with approximately nine years remaining.

Total deposits increased $16.5 million to $374.4 million as of September 30, 2005 from $357.9 million as of September 30, 2004. Core deposits consisting of demand, NOW, savings and MMDA accounts increased from $167.8 million to $190.7 million from September 30, 2004 to September 30, 2005. Federal Home Loan Bank ("FHLB") advances decreased from $133.4 million as of September 30, 2004 to $125.9 million as of September 30, 2005.

Total shareholders' equity increased from $35.9 million as of September 30, 2004 to $38.7 million as of September 30, 2005. The increases to equity resulted from net income of $2.5 million and $481,000 in other comprehensive income and $454,000 generated from the exercise of stock options, offset by cash dividend payments of $664,000. The book value of MFB Corp. common stock, based on the actual number of shares outstanding, increased from $27.02 at September 30, 2004 to $28.52 at September 30, 2005.

ASSET/LIABILITY MANAGEMENT

The Company is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank
(FHLB) advances, reprice more rapidly or at different rates than its interest-earning assets.

A key element of the Company's asset/liability plan is to protect net earnings by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. Historically, the Company has sought to reduce exposure to its earnings through the use of adjustable rate loans and through the sale of fixed rate loans in the secondary market, and by extending funding maturities through the use of FHLB advances.

As part of its efforts to monitor and manage interest rate risk, the Company uses the Net Portfolio Value ("NPV") methodology adopted by the Office of Thrift Supervision (OTS) as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. The difference is the NPV which was 10.60% as of September 30, 2005, an increase from 8.72% at September 30, 2004. The increase is primarily the result of the change in the mix of mortgage loans, cash, deposits, and FHLB advances. As referenced above in the Balance Sheet Composition section, an increase in cash was offset in part with a decrease in mortgage loans and an increase in MMDA deposits was offset in part with a decrease in FHLB advances. Management and the Board of Directors review the OTS measurements on a quarterly basis to determine whether the Company's interest rate exposure is within the limits established by the Board of Directors in the Company's interest rate risk policy.

The Company's asset/liability management strategy dictates acceptable limits on the amounts of change in NPV given certain changes in interest rates. The tables presented here, as of September 30, 2005 and 2004, are an analysis of the Company's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points (due to the abnormally low interest rate environment at September 30, 2004, data was not available from the OTS for the shift downward in rates by 200 basis points).








As illustrated in the September 30, 2005 table below, the Company's interest rate risk is sensitive to both rising and declining rates. The decline in NPV with a rate reduction is due to the change in value of fixed rate Federal Home Loan Bank borrowings that would occur. The decline in NPV with a rate increase is due to the relative volume of mortgage assets with fixed rate characteristics over the volume of liabilities with fixed rate characteristics.

                                              September 30, 2005
     Change in                              (Dollars in Thousands)
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
                           -----------------------------------------------      ------------------------------
     Points                                                                     NPV
(Rate Shock) (1)  $ Amount $ Change % ChangeRatio             Change (1)
-----------  ---   -------- -------- -------------            ----------
          +300             $     46,693     $    (13,763)         (23)%           8.56%             (204) bp
          +200                   52,340           (8,115)         (13)            9.44              (116) bp
          +100                   57,091           (3,365)          (6)           10.15               (45) bp
             0                   60,456                -            -            10.60                 -
          (100)                  60,147             (309)          (1)           10.45               (14) bp
          (200)                  57,553           (2,902)          (5)            9.95               (65) bp
 (1) Expressed in basis points

Specifically, the September 30, 2005 table indicates that the Company's NPV was $60.5 million or 10.60% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $8.1 million or 13% decrease in the Company's NPV and would result in a 116 basis point decrease in the Company's NPV ratio to 9.44%. Also, an immediate 200 basis point decrease in market interest rates would result in a $2.9 million or 5% decrease in the Company's NPV, and a 65 basis point decrease in the Company's NPV ratio to 9.95%.

As illustrated in the September 30, 2004 table below, the Company's interest rate risk was sensitive to both a significant rise and a decline in rates for the same reasons as noted above.

                                              September 30, 2004
     Change in                              (Dollars in Thousands)
  Interest Rates                                                                    NPV as % of Portfolio
    In Basis                             Net Portfolio Value                             Value of Assets
     Points                                                                         NPV
(Rate Shock) (1)              $ Amount      $    Change       % Change             Ratio           Change (1)
-----------  ---   -------- -------- -------------            ---------
          +300             $     36,125     $    (12,586)         (26)%              6.80%          (192) bp
          +200                   41,987           (6,725)         (14)               7.76            (96) bp
          +100                   46,357           (2,355)          (5)               8.42            (30) bp
             0                   48,712                -            -                8.72                  -
          (100)                  47,138           (1,574)          (3)               8.37            (35) bp
 (1) Expressed in basis points

Specifically, the September 30, 2004 table indicates that the Company's NPV was $48.7 million or 8.72% of the market value of portfolio assets. Based upon the assumptions utilized, an immediate 200 basis point increase in market interest rates would result in a $6.7 million or 14% decrease in the Company's NPV and would result in a 96 basis point decrease in the Company's NPV ratio to 7.76%. Also, an immediate 100 basis point decrease in market interest rates would result in a $1.6 million or 3% decrease in the Company's NPV, and a 35 basis point decrease in the Company's NPV ratio to 8.37%.

In addition to monitoring selected measures of NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This process is used in conjunction with NPV measures to identify excessive interest rate risk. In managing its asset/liability mix, the Company, depending on the relationship between long and short term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that the Company's level of interest rate risk is acceptable under this approach as well.

In evaluating the Company's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages (ARM's), have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

The Board of Directors and management of the Company believe that certain factors afford the Company the ability to operate successfully despite its exposure to interest rate risk. Typically, the Company manages its interest rate risk by originating and retaining adjustable rate residential mortgage loans for its portfolio and selling currently originated fixed rate loans. Loans classified as held for sale as of September 30, 2005 totaled $407,000. The Company retains the servicing on loans sold in the secondary market and, at September 30, 2005, $208.9 million of such loans were being serviced for others. To further manage this risk, the Company's commercial loan portfolio consists predominantly of adjustable rate loans and fixed rate loans that reprice in five years or less.

The Company's investment strategy is to maintain a diversified portfolio of high quality investments that balances the goals of minimizing interest rate and credit risks while striving to maximize investment return and provide liquidity necessary to meet funding needs.

The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis. The Company's cost of interest-bearing funds has declined from 2.94% for the year ended September 30, 2004 to 2.88% for the year ended September 30, 2005. The Company has also experienced an increase in the percentage of low interest cost demand and savings deposits to total deposits which reduces its sensitivity to an increase in rates.

AVERAGE BALANCE SHEETS

The following are the average balance sheets for the years ended September 30:

                                                                2005               2004            2003
                                                               Average            Average         Average
                                                             Outstanding        Outstanding     Outstanding
                                                               Balance            Balance         Balance
                                 (In Thousands)
Assets:
Interest earning assets:
     Interest-bearing deposits                              $      22,157       $     21,210    $     30,856
     Mortgage-backed securities (1)                                39,021             18,741          25,852
     Other securities available for sale (1)                       22,429             24,235          24,412
     FHLB stock                                                     8,952              6,932           6,359
     Loans held for sale                                            1,105              1,287           1,532
     Loans receivable (2)                                         399,469            343,545         316,223
                                                              -------------       ------------    ------------
         Total interest-earning assets                            493,133            415,950         405,234
Noninterest-earning assets, net
  of allowance for loan losses                                     39,057             29,116          21,643
                                                              -------------       ------------    ------------

         Total assets                                        $    532,190       $    445,066    $    426,877
                                                              =============       ============    ============

Liabilities and shareholders' equity:
Interest-bearing liabilities:
     Savings accounts                                       $      47,071       $     35,309    $     28,714
     NOW and money market accounts                                 89,443             79,500          67,389
     Certificates of deposit                                      185,268            156,961         155,740
     Subordinated debentures                                          875                  -               -
     Other borrowings                                               6,500              1,078             155
     FHLB advances                                                131,101            104,801         114,146
                                                              -------------       ------------    ------------
         Total interest-bearing liabilities                       460,258            377,649         366,144
Other liabilities                                                  35,345             31,974          27,129
                                                              --------------      ------------    ------------
              Total liabilities                                   495,603            409,623         393,273

Shareholders' equity:
     Common stock                                                  12,413             12,393          13,020
     Retained earnings                                             32,222             32,120          29,901
     Net unrealized gain (loss) on
       securities available for sale                                 (418)              (812)           (419)
     Treasury stock                                                (7,630)            (8,258)         (8,898)
                                                              --------------      ------------    ------------
     Total shareholders' equity                                    36,587             35,443          33,604
                                                              --------------      ------------    ------------
     Total liabilities and
       shareholders' equity                                  $    532,190       $    445,066      $  426,877
                                                              ==============      ============    ============

(1) Average outstanding balances reflect unrealized gain (loss) on securities available for sale. (2) Total loans less deferred net loan fees and loans in process.

INTEREST RATE SPREAD

The following table sets forth the average effective interest rate earned by the Company on its consolidated loan and investment portfolios, the average effective cost of the Company's consolidated deposits and FHLB borrowings, the interest rate spread of the Company, and the net yield on average interest-earning assets for the periods presented. Average balances are based on daily average balances.

                                                                             Year ended September 30,
                                                                       2005            2004             2003
                                                                       ----            ----             ----
Average interest rate earned on:
     Interest-bearing deposits                                          1.82%           0.82%            1.11%
     Mortgage-backed securities (1)                                     3.89            3.21             2.22
     Other securities available for sale (1)                            3.26            3.08             4.16
     FHLB stock                                                         4.30            4.63             5.32
     Loans held for sale                                                6.22            6.07             6.62
     Loans receivable                                                   6.22            6.07             6.62
         Total interest-earning assets                                  5.67            5.47             5.75

Average interest rate of:
     Savings accounts                                                   0.89            0.62             0.95
     NOW and money market accounts                                      1.01            0.72             0.75
     Certificates of deposit                                            2.87            2.94             3.22
     Subordinated debentures                                            6.02               -                -
     FHLB advances                                                      4.81            5.38             5.64
     Other borrowings                                                   4.38            3.52             3.87
         Total interest-bearing liabilities                             2.88            2.94             3.34

Interest rate spread (2)                                                2.79            2.53             2.41
Net yield on interest-earning assets (3)                                2.97            2.81             2.73

-
(1)  Yield is based on amortized cost without adjustment for unrealized gain
     (loss) on securities available for sale.

(2) Interest rate spread is calculated by subtracting the average interest rate cost from the average interest rate earned for the period indicated.

(3) The net yield on average interest-earning assets is calculated by dividing net interest income by the average interest-earning assets for the period indicated.

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's consolidated interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (i.e., changes in rate multiplied by old volume) and (2) changes in volume (i.e., changes in volume multiplied by old rate). Changes not solely attributable to rate or volume have been allocated proportionately to the change due to volume and the change due to rate.

Year ending September 30, 2005
compared to year ended                                        Total Net         Due to          Due to
September 30, 2004                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:
     Interest-bearing deposits                               $    229           $   221        $      8
     Securities                                                   (39)               52             (91)
     Mortgage-backed securities                                   919               150             769
     FHLB stock                                                    64               (21)             85
     Loans held for sale                                           (9)                2             (11)
     Loans receivable                                           3,991               525           3,466
                                                             ------------        ----------      ----------
         Total                                                  5,155               929           4,446
Interest-bearing liabilities:
     Savings accounts                                             201               114              87
     NOW and money market accounts                                327               249              78
     Certificates of deposit                                      694              (114)            808
     Subordinated notes - trust                                    53                 -              53
     Other borrowings                                             666              (489)          1,155
     FHLB advances                                                247                11             236
                                                             ------------        ----------     ----------
         Total                                                  2,188              (229)          2,417
                                                             ------------        ----------     ----------
Change in net interest income                                $  2,967           $ 1,158        $  1,809
                                                             ============        ==========     ==========


Year ending September 30, 2004
compared to year ended                                        Total Net         Due to          Due to
September 30, 2003                                             Change            Rate           Volume
                                                               ------            ----           ------
                                                                            (In Thousands)
Interest-earning assets:

     Interest-bearing deposits                              $    (167)         $    (76)       $    (91)
     Securities                                                    30               212            (182)
     Mortgage-backed securities                                  (269)             (270)              1
     FHLB stock                                                   (17)              (46)             29
     Loans held for sale                                          (23)               (8)            (15)
     Loans receivable                                             (88)           (1,820)          1,732
                                                              -----------        ----------     -----------
         Total                                                   (534)           (2,008)          1,474
Interest-bearing liabilities:

     Savings accounts                                             (53)             (107)             54
     NOW and money market accounts                                 67               (21)             88
     Certificates of deposit                                     (405)             (444)             39
     Other borrowings                                              32                (1)             33
     FHLB advances                                               (796)             (284)           (512)
                                                              ------------       -----------    -----------
         Total                                                 (1,155)             (857)           (298)
                                                              ------------       -----------    -----------
Change in net interest income                                $    621          $ (1,151)       $  1,772
                                                              ============       ===========    ===========


LIQUIDITY AND CAPITAL RESOURCES

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash, deposits with other financial institutions, over night interest-bearing deposits in other financial institutions, and securities available for sale. These assets are commonly referred to as liquid assets.

Liquid assets were $119.3 million as of September 30, 2005 compared to $96.1 million as of September 30, 2004. The sale of fixed rate loans throughout the year, along with the growth in deposits and the maturity of securities available for sale has provided sources of additional liquidity. Management believes the Company's liquidity level as of September 30, 2005 is sufficient to meet anticipated liquidity needs.

The cash flow statements provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the changes in the cash flow statements for the years ended September 30, 2005, 2004 and 2003 follows.

During the year ended September 30, 2005, net cash and cash equivalents increased $25.6 million, from $28.6 million at September 30, 2004 to $54.2 million at year end.

The Company experienced a net increase in cash from operating activities of $9.6 million during the year primarily attributable to net income of $2.5 million, adjustments for depreciation and amortization of $1.4 million, a write down of securities of $948,000, adjustments for the provision for loan losses of $723,000, and proceeds of $38.5 million realized from the sale of mortgage loans, offset by the origination of $32.3 million of loans held for sale, and a decrease in accrued expenses and other liabilities of $1.7 million. The Bank originates, sells and delivers its fixed rate, owner-occupied residential mortgage loans on either FHLMC "Best Efforts" delivery basis or with "Mandatory Delivery" programs. The "Best Efforts" program allows the Bank to commit loans for delivery to investors at prices that are determined prior to loan approval. In the event that loans are not closed and therefore not delivered, the Bank incurs no penalty. This strategy reduces interest rate risk exposure by minimizing the amount of loans held for sale in the loan portfolio. Under mandatory delivery programs, loans are committed to be delivered at predetermined prices and penalties could be assessed if delivery commitments are not met. Loans determined to be held for sale at the time they are originated are not committed for delivery. These loans are subject to market price fluctuations at time of sale. Of the $407,300 of loans held for sale at September 30, 2005, none were under the "Best Efforts" program; all were originated without predetermined scheduled delivery.

The $2.2 million increase in cash from investing activities for the year ended September 30, 2005 was primarily due to principal payments and maturities of securities of $17.9 million, offset by security purchases of $16.4 million and loan payments exceeding loan originations by $2.9 million.

Financing activities generated net cash of $13.8 million for the year ended September 30, 2005. The net cash was provided primarily from a net increase in deposits of $17.2 million and $5.0 million from subordinated debentures, offset by net repayments of FHLB borrowings of $6.8 million.

NEW ACCOUNTING PRONOUNCEMENTS

On October, 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." This standard requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees based upon the vesting of such instruments. Based upon stock options that are currently outstanding, the Company has estimated that compensation expense for stock options will be approximately $58,000 for fiscal 2006. Should the Company grant additional stock options in future periods, the amount of compensation expense will increase.

IMPACT OF INFLATION

The audited consolidated financial statements presented herein have been prepared in accordance with U.S generally accepted accounting principles. These principles require measurement of financial position and operating results in terms of historical dollars (except for securities available for sale which are reported at fair market value and loans held for sale which are reported at the lower of cost or estimated market value in the aggregate), without considering changes in the relative purchasing power of money over time due to inflation.

The primary assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates can be affected by inflation. However, they do not necessarily move in the same direction or with the same magnitude as the indexes that measure inflation.

In periods of rapidly changing interest rates, the liquidity and maturity structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels. For a discussion of the Company's continuing efforts to reduce its vulnerability to changes in interest rates, see "Asset/Liability Management."

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits, and occupancy and equipment costs may be subject to increases as a result of inflation. Although difficult to measure, an additional effect of inflation is the possible increase in the dollar value of the collateral securing loans made by the Bank.

FORWARD LOOKING STATEMENTS

When used in this filing and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, changes in the position of banking regulators on the adequacy of our allowance for loan losses, changes in the fair value of securities available for sale, changes in the value of the Company's mortgage servicing rights, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors and Shareholders
MFB Corp.
Mishawaka, Indiana


We have audited the accompanying consolidated balance sheets of MFB Corp. and Subsidiary as of September 30, 2005 and 2004 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended September 30, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MFB Corp. and Subsidiary as of September 30, 2005 and 2004, and the results of their operations and their cash flows for the years ended September 30, 2005, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.



                                                 Crowe Chizek and Company LLC

South Bend, Indiana
November 21, 2005

          The accompanying notes are an integral part of these consolidated financial statements.

                                       20
                            MFB CORP. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 2005 and 2004



                                                                                       2005                 2004

                                                                                       ----                 ----
ASSETS
Cash and due from financial institutions                                     $       7,612,979    $       9,524,380
Interest-bearing deposits in other financial
  institutions - short-term                                                         46,596,449           19,070,650
                                                                                  -------------         ------------
     Total cash and cash equivalents                                                54,209,428           28,595,030

Securities available for sale                                                       63,574,757           66,021,011
Other Investments                                                                   12,513,549           12,628,329

Loans held for sale                                                                    407,300            1,033,800

Mortgage Loans                                                                     191,970,211          200,704,626
Commercial Loans                                                                   157,803,878          160,182,544
Consumer Loans                                                                      40,921,196           39,037,431
                                                                                  -------------        -------------
     Loans receivable                                                              390,695,285          399,924,601
     Less:  allowance for loan losses                                               (6,387,867)          (6,074,134)
                                                                                  -------------        -------------
         Loans receivable, net                                                     384,307,418          393,850,467
                                                                                  -------------        -------------

Premises and equipment, net                                                         20,336,172           19,384,466
Mortgage servicing rights, net                                                       2,341,461            2,092,135
Cash surrender value of life insurance                                               5,963,568            5,706,756
Goodwill                                                                             2,423,271            2,423,271
Other intangible assets                                                              2,133,700            2,692,900
Other assets                                                                         6,666,917            6,794,271
                                                                                  -------------        -------------
     Total assets                                                            $     554,877,541    $     541,222,436
                                                                                  =============        =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                                 $      36,875,993    $      31,657,521
         Savings, NOW and MMDA deposits                                            153,864,063          136,099,148
         Time deposits                                                             183,623,904          190,135,947
                                                                                  -------------        -------------
              Total deposits                                                       374,363,960          357,892,616
                                                                                  -------------        -------------

     Federal Home Loan Bank advances                                               125,853,984          133,443,392
     Loans from correspondent banks                                                  6,500,000            6,500,000
     Subordinated debentures                                                         5,000,000                    -
     Accrued expenses and other liabilities                                          4,486,382            7,480,558
                                                                                  -------------       --------------
         Total liabilities                                                         516,204,326          505,316,566
                                                                                  -------------       --------------
Shareholders' equity
     Common stock, 5,000,000 shares authorized;
      shares issued:   1,689,417 - 2005 and 2004, shares outstanding:
     1,355,860 - 2005; 1,329,060 - 2004                                             12,376,858           12,486,314
     Retained earnings - substantially restricted                                   34,026,839           32,194,679
     Accumulated other comprehensive loss,
         net of tax of ($174,414) in 2005 and $37,932 in 2004                         (310,419)            (791,717)
     Treasury stock, 333,557 common shares - 2005;
         360,357 common shares - 2004, at cost                                      (7,420,063)          (7,983,406)
                                                                                  --------------       -------------
         Total shareholders' equity                                                 38,673,215           35,905,870
                                                                                  --------------       -------------

              Total liabilities and shareholders' equity                     $     554,877,541    $     541,222,436
                                                                                  ==============       =============

                            MFB CORP. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended September 30, 2005, 2004 and 2003




                                                                   2005                2004                2003
                                                                   ----                ----                ----
Interest income
     Loans receivable, including fees                       $    24,903,930     $    20,921,584    $     21,033,219
     Securities                                                   2,594,143           1,696,947           1,959,835
     Other interest-earning assets                                  449,020             173,736             332,949
                                                            ---------------     ---------------    ----------------
         Total interest income                                   27,947,093          22,792,267          23,326,003

Interest expense
     Deposits                                                     6,968,931           5,447,584           5,806,124
     FHLB advances and other borrowings                           6,308,179           5,641,984           6,438,114
                                                            ---------------     ---------------    ----------------
         Total interest expense                                  13,277,110          11,089,568          12,244,238
                                                            ---------------     ---------------    ----------------

Net interest income                                              14,669,983          11,702,699          11,081,765

Provision for loan losses                                           723,141             800,000           1,110,000
                                                            ---------------     ---------------    ----------------

Net interest income after provision
  for loan losses                                                13,946,842          10,902,699           9,971,765

Noninterest income
     Service charges on deposit accounts                          3,291,113           3,030,459           1,623,611
     Trust fee income                                               385,151             494,922             463,561
     Insurance commissions                                          211,022             208,036             187,143
     Net realized gains from sales of loans                         835,425           1,032,362           3,395,381
     Mortgage servicing right recovery (impairment)                 180,434             216,905            (576,376)
     Net gain (loss) on securities available for sale              (948,000)           (109,253)             40,000
     Other                                                        1,033,676             806,957            (152,528)
                                                            ---------------     ---------------    -----------------
         Total noninterest income                                 4,988,821           5,680,388           4,980,792

Noninterest expense
     Salaries and employee benefits                               7,519,073           7,020,737           6,802,641
     Occupancy and equipment expense                              3,063,869           2,742,768           1,558,025
     Professional and consulting fees                               712,337             821,308             363,828
     Data processing expense                                        753,905             632,329             596,106
     Other expense                                                3,779,785           3,341,373           2,561,010
                                                            ---------------     ---------------    ----------------
         Total noninterest expense                               15,828,969          14,558,515          11,881,610
                                                            ---------------     ---------------    ----------------

Income before income taxes                                        3,106,694           2,024,572           3,070,947

Income tax expense                                                  610,626             234,923             671,163
                                                            ---------------     ---------------    ----------------
Net income                                                  $     2,496,068     $     1,789,649    $      2,399,784
                                                            ===============     ===============    ================

Basic earnings per common share                                   $    1.85           $    1.36           $    1.87
Diluted earnings per common share                                      1.81                1.30                1.80


             The accompanying notes are an integral part of these consolidated financial statements.

                                      21

                           MFB CORP. AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   Years ended September 30, 2005, 2004 and 2003





                                                                                Accumulated
                                                                                Other
                                                                                Comprehensive                      Total
                                                                        Retained    Income (Loss),    Treasury     Shareholders'
                                                      Common Stock      Earnings      Net of Tax        Stock         Equity


Balance at September 30, 2002                       $  12,880,716  $  29,183,000  $     (194,081) $  (7,917,198) $  33,952,437
                                                    -------------  -------------  --------------  -------------  -------------


Purchase of 75,339 shares of treasury stock                                                          (1,676,634)    (1,676,634)
Stock option exercise-issuance of 33,000 shares
of treasury stock                                        (350,508)             -               -        728,633        378,125
Tax benefit related to employee stock plan                 29,850              -               -              -         29,850
Cash dividends declared - $0.435 per share                      -       (560,324)              -              -       (560,324)
Comprehensive income:
   Net income for the year end September 30, 2003               -      2,399,784               -              -      2,399,784
   Other comprehensive income (loss)                            -              -        (272,032)             -       (272,032)
                                                                                                                  -------------
     Total comprehensive income                                 -              -               -              -      2,127,752
                                                    -------------  -------------  --------------  -------------   -------------

Balance at September 30, 2003                          12,560,058     31,022,460        (466,113)    (8,865,199)    34,251,206

Stock option exercise-issuance of 41,350 shares
of treasury stock                                        (359,104)             -               -        881,793        522,689
Tax benefit related to employee stock plan                285,360              -               -              -        285,360
Cash dividends declared - $0.470 per share                      -       (617,430)              -              -       (617,430)
Comprehensive income:
   Net income for the year end September 30, 2004               -      1,789,649               -              -      1,789,649
   Other comprehensive income (loss)                            -              -        (325,604)             -       (325,604)
                                                                                                                  -------------
     Total comprehensive income                                 -              -               -              -      1,464,045
                                                    -------------  -------------   --------------  -------------  -------------

Balance at September 30, 2004                       $  12,486,314  $  32,194,679  $     (791,717) $  (7,983,406)  $ 35,905,870
                                                    =============  =============  =============== ==============  =============

             The accompanying notes are an integral part of these consolidated financial statements.

                                       22
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years ended September 30, 2005, 2004 and 2003





                                                                                      Accumulated
                                                                                      Other
                                                                                      Comprehensive                      Total
                                                                         Retained     Income (Loss)     Treasury     Shareholders'
                                                       Common Stock      Earnings      Net of Tax         Stock         Equity


Balance at September 30, 2004                         $  12,486,314  $  32,194,679  $     (791,717) $  (7,983,406) $  35,905,870

Stock option exercise-issuance of 26,800 shares
of treasury stock                                          (124,311)                                      563,343        439,032
Tax benefit related to employee stock plan                   14,855                                                       14,855
Cash dividends declared - $0.495 per share                                (663,908)                                     (663,908)
Comprehensive income:
   Net income for the year end September 30, 2005                        2,496,068                                     2,496,068
   Other comprehensive income (loss)                                                       481,298                       481,298
                                                                                                                   -------------
     Total comprehensive income                                                                                        2,977,366
                                                      -------------  -------------  --------------  -------------  -------------

Balance at September 30, 2005                         $  12,376,858  $  34,026,839  $     (310,419) $  (7,420,063) $  38,673,215
                                                      =============  =============  =============== ============== =============

             The accompanying notes are an integral part of these consolidated financial statements.

                                       23


                            MFB CORP. SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2005, 2004 and 2003



                                                                     2005              2004                 2003
                                                                     ----              ----                 ----
Cash flows from operating activities
     Net income                                               $    2,496,068     $    1,789,649      $    2,399,784
     Adjustments to reconcile net income
       to net cash from operating activities
         Depreciation and amortization, net of
           accretion                                               1,445,387          1,278,662           1,343,323
         Provision for loan losses                                   723,141            800,000           1,110,000
         Net (gains) losses on securities available for sale         948,000            109,253             (40,000)
         Net realized gains from sales of loans                     (835,425)        (1,032,362)         (3,395,381)
              Amortization of mortgage servicing rights              394,593            388,580             996,128
         Accretion of intangible assets
              and purchase adjustments                              (343,772)          (133,391)                  -
         Origination of loans held for sale                      (32,259,544)       (40,741,232)        (103,572,557)
         Impairment (recovery) of mortgage
              servicing rights                                      (180,434)          (216,905)             576,376
         Proceeds from sales of loans held for sale               38,485,947         46,784,299          115,074,018
         (Gains) losses on sales of fixed assets                     (40,509)            46,165                    -
         Equity in loss of investment in limited
           Partnership                                               303,180            220,253              165,571
         Stock dividend paid by FHLB                                (188,400)          (312,300)            (163,000)
         Appreciation in cash surrender value of
           life insurance                                           (219,871)          (230,080)            (217,387)
         Net change in:
              Accrued interest receivable                           (105,782)            87,453              244,558
              Other assets                                           620,058          1,074,707              111,208
              Accrued expenses and other liabilities              (1,650,707)         2,392,077             (219,870)
                                                            -----------------    --------------        --------------


Net cash provided (used) in operating activities                   9,591,930         12,304,828           14,414,106
Cash flows from investing activities
     Net change in interest-bearing time
       deposits in other financial institutions                            -           (500,000)            (501,160)
     Net change in loans receivable                                2,900,325        (29,469,712)         (12,474,759)
     Net cash received (paid) in acquisition                         (60,435)         6,873,938                    -
     Proceeds from:
         Sales of securities available for sale                            -                  -               160,000
         Principal payments of mortgage-backed
          and related securities                                  12,979,039          9,212,720            34,371,588
         Maturities and calls of securities available
           for sale                                                4,945,000          8,944,482             5,000,000
         Sales of fixed assets                                        42,122            318,039                     -
     Purchase of:
         Securities available for sale                           (16,351,731)       (11,049,719)          (27,152,202)
         Life Insurance                                              (36,941)          (170,545)           (5,000,000)
         Premises and equipment, net                              (2,217,502)        (11,180,184)           (1,527,053)
                                                            ----------------     ---------------       ---------------
Net cash provided (used) in investing activities            $      2,199,877     $   (27,020,981)      $     (7,123,586)


              The accompanying notes are an integral part of these consolidated financial statements.

                                       24

                            MFB CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2005, 2004 and 2003



                                                                   2005               2004                2003
                                                                   ----               ----                ----

Cash flows from financing activities
     Purchase of treasury stock                               $            -      $            -   $    (1,676,634)
     Net change in deposits                                        17,176,344        (3,292,653)         27,728,373
     Proceeds from FHLB borrowings                                  74,100,000       38,000,000                   -
     Repayment of FHLB borrowings                                  (80,885,408)     (38,929,859)        (20,424,864)
     Proceeds from other borrowings                                       -           6,500,000             300,000
     Proceeds from subordinated debentures                           5,000,000                -                   -
     Repayment of other borrowings                                        -            (300,000)               -
     Proceeds from exercise of stock options                           439,032          522,689             378,125
     Net change in advances from
       borrowers for taxes and insurance                            (1,343,469)       1,071,457            (260,488)
     Cash dividends paid                                              (663,908)        (617,430)           (560,324)
                                                            ----------------    ---------------    ----------------
Net cash from financing activities                                  13,822,591        2,954,204           5,484,188
                                                            ------------------- ---------------    ----------------

Net change in cash and cash equivalents                             25,614,398      (11,761,949)         12,774,708

Cash and cash equivalents at beginning of year                      28,595,030       40,356,979          27,582,271
                                                            ------------------  ---------------    ----------------

Cash and cash equivalents at end of year                    $      54,209,428   $    28,595,030    $     40,356,979
                                                            =================   ===============    ================

Supplemental disclosures of cash flow information Cash paid during the year for:
         Interest                                           $      13,326,157   $    10,834,701    $     11,782,216
         Income taxes                                                 199,000           670,000             400,000

Supplemental schedule of noncash investing activities:
     Transfer from:
         Loans receivable to loans held for sale            $        5,227,962  $             -    $      9,656,411

         Loans receivable to real estate owned              $           99,286  $    1,346,757     $      1,020,835



                            MFB CORP. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        September 30, 2005, 2004 and 2003



                                   (Continued)

                                       25
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of MFB Corp., and its wholly-owned subsidiary MFB Financial (the "Bank"), a federal stock savings bank, and the wholly-owned subsidiaries of the Bank, Mishawaka Financial Services, Inc., MFB Investments I, Inc., MFB Investments
 II, Inc. and MFB Investments, LP (together referred to as "the Company"). Mishawaka Financial Services, Inc. is engaged in the sale of general property, casualty, life and health insurance to customers in the Bank's market area. MFB Investments I, Inc.,
 MFB  Investments  II, Inc. and MFB  Investments,  LP are
Nevada corporations and a Nevada limited partnership that manage a portion of the Bank's investment portfolio. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Business and Concentrations of Credit Risk: The primary source of income for the Company results from granting commercial, consumer and residential real estate loans in St. Joseph and Elkhart counties and the surrounding area. The Company operates primarily in the banking industry which accounts for more than 95% of its revenues, operating income and assets.

Use of Estimates In Preparing Financial Statements: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, determination and carrying value of loans held for sale, determination and carrying value of impaired loans and other real estate owned, the value of mortgage servicing rights, the value of investments in limited partnerships, the value of stock options, the realization of deferred tax assets, the purchase accounting valuations for assets and liabilities acquired and the determination of depreciation of premises and equipment recognized in the Company's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, and the fair values of securities and other financial instruments and mortgage servicing rights are particularly susceptible to material change in the near term.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents is defined to include the Company's cash on hand, due from financial institutions and short-term interest-bearing deposits in other financial institutions. The Company reports net cash flows for customer loan transactions, deposit transactions, short term borrowings having an original maturity of 90 days or less, advances from borrowers for taxes and insurance, and interest-bearing time deposits in other financial institutions.

                                   (Continued)

                                       31
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported separately in accumulated other comprehensive income (loss), net of tax. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost and are reflected in the results of operations at the time of sale. Interest and dividend income, adjusted by amortization of purchase premium or discount over the estimated life of the security using the level yield method, is included in earnings.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment charge or recovery is reported in a valuation allowance by charges or credits to income.

Loans Receivable: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

Because some loans may not be repaid in full, an allowance for loan losses is recorded. An allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses is increased by a provision for loan losses charged to expense and decreased by charge-offs (net of recoveries). Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, automobile, manufactured homes, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as a component of the provision for loan losses.

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of carrying amount or fair value at the date of acquisition, establishing a new cost basis. Any reduction to fair value from the carrying amount of the related loan at the time of acquisition is accounted for as a loan loss and charged against the allowance for loan losses. Valuations are periodically performed by management and valuation allowances are adjusted through a charge to income for changes in fair value or estimated selling costs.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Premises and Equipment: Land is carried at cost. Buildings and improvements, and furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by using the straight-line method over the estimated useful lives of the assets.
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Useful life of buildings and improvements is 39 years and the range for furniture and equipment is 3 years to 15 years. These assets are reviewed for impairment when events indicate the carrying amount is significantly less than the fair value.

Financial Instruments with Off-Balance-Sheet Risk: The Company, in the normal course of business, makes commitments to make loans which are not reflected in the consolidated financial statements. A summary of these commitments is disclosed in Note 14.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets and acquired customer relationship intangible assets arising from the acquisition of certain assets and assumption of certain liabilities previously discussed. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives.

Investments in Limited Partnerships: Investments in limited partnerships represent the Company's investments in affordable housing projects for the primary purpose of available tax benefits. The Company is a limited partner in these investments and as such, the Company is not involved in the management or operation of such investments. These investments are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its share of the partnership's earnings or losses in its income statement and adjusts the carrying amount of the investments on the balance sheet. These investments are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the investments are reported at fair value. Related tax credits are recognized as allocated to investors.

Cash Surrender Value of Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Earnings Per Common Share: Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock option plans.

Stock-Based Compensation: Compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect of net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                                                      2005              2004              2003
                                                                      ----              ----              ----

Net income as reported                                           $     2,496,068   $    1,789,649   $     2,399,784

Less: Stock-based compensation
  expense determined under fair value
  based method                                                           627,313          223,176           198,346
                                                                 ---------------   --------------   ---------------

Proforma net income                                              $     1,868,755   $    1,566,473   $     2,201,438
                                                                 ===============   ==============   ===============

Basic earnings per share as reported                             $       1.85      $       1.36     $      1.87
Pro forma basic earnings per share                                       1.39              1.19            1.71

Diluted earnings per share as reported                           $       1.81      $       1.30     $      1.80
Pro forma diluted earnings per share                                     1.36              1.14            1.65

The fair values for the options granted during the year were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                      2005              2004              2003
                                                                      ----              ----              ----

     Risk-free interest rate                                           4.23%               4.11%              3.72%
     Expected dividend rate                                           1.96                1.44              1.82
     Stock price volatility                                          28.77               24.53             23.23
     Estimated Life                                                  8 yrs               8 yrs             8 yrs

Stock options are used to reward directors and certain executive officers and provide them with an additional equity interest. Options are issued for ten year periods and have varying vesting schedules.

On October, 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." This standard requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees based upon the vesting of such instruments. Based upon stock options that are currently outstanding, the Company has estimated that compensation expense for stock options will be approximately $58,000 for fiscal 2006. Should the Company grant additional stock options in future periods, the amount of compensation expense will increase.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized gains and losses on securities available for sale, net of reclassification adjustments and tax effects, and is also recognized as a separate component of shareholders' equity.

Segments: MFB Corp. and its subsidiary, MFB Financial and its subsidiary Mishawaka Financial Services, Inc. provide a broad range of financial services to individuals and companies in Mishawaka and the surrounding area. These services include demand, time and savings deposits; lending; insurance; trust and other financial services. While the Company's management monitors the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Restriction on Cash: Cash on hand or on deposit with correspondent banks of $5.0 million and $5.3 million, respectively, was required to meet regulatory reserve and clearing requirements at year end 2005 and 2004.

Reclassifications: Some items in the prior consolidated financial statements have been reclassified to conform with the current presentation.

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                                           Year ended September 30,
                                                                    2005              2004               2003
                                                                    ----              ----               ----
Basic Earnings Per Common Share
     Numerator
         Net income                                            $    2,496,068     $    1,789,649    $     2,399,784
                                                               ==============     ==============    ===============

     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,345,842          1,316,115          1,285,661
                                                               ==============     ==============    ===============

     Basic earnings per common share                           $         1.85     $         1.36    $         1.87
                                                               ==============     ==============    ==============

Diluted Earnings Per Common Share
     Numerator
         Net income                                            $    2,496,068     $    1,789,649    $     2,399,784
                                                               ==============     ==============    ===============

     Denominator
         Weighted average common shares
           outstanding for basic earnings per
           common share                                             1,345,842          1,316,115          1,285,661
         Add:  Dilutive effects of assumed
           exercises of stock options                                  31,549             59,885             44,808
                                                               --------------     --------------    ---------------
         Weighted average common shares
           and dilutive potential common
           shares outstanding                                       1,377,391          1,376,000          1,330,469
                                                               ==============     ==============    ===============

     Diluted earnings per common share                         $         1.81     $         1.30    $          1.80
                                                               ==============     ==============    ===============

Stock options for 24,000, 5,000, and 0 shares of common stock were not considered in computing diluted earnings per common share for the years ended September 30, 2005, 2004 and 2003 because they were antidilutive.

                                   (Continued)

                                       53
NOTE 3 - SECURITIES

The amortized cost and fair value of securities available for sale are as follows:

                                           -------------------------September 30, 2005--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government
       and federal agencies                $     11,219,798    $      2,063     $     (42,915)   $    11,178,946
     Municipal bonds                                340,440           3,397                 -            343,837
     Mortgage-backed                             40,574,979          52,292          (352,376)        40,274,895
     Corporate notes                              8,744,499          36,536          (211,830)         8,569,205
                                           ----------------    ------------     --------------   ---------------
                                                 60,879,716          94,288          (607,121)        60,366,883
Marketable equity securities                      3,179,875          60,000           (32,000)         3,207,875
                                           ----------------    ------------     --------------   ---------------

                                           $     64,059,591    $    154,288     $    (639,121)   $    63,574,757
                                           ================    ============     ==============   ===============


                                           -------------------------September 30, 2004--------------------------
                                                                    ------------------
                                                                    Gross            Gross
                                               Amortized         Unrealized       Unrealized            Fair
                                                 Cost               Gains           Losses              Value
Debt securities
     U.S. Government
       and federal agencies                $      9,303,466    $     54,182     $      (6,017)   $     9,351,631
     Municipal bonds                                343,334          13,176                 -            356,510
     Mortgage-backed                             45,266,242         232,176           (93,096)        45,405,322
     Corporate notes                              7,733,879         131,603          (210,809)         7,654,673
                                           ----------------    ------------     -------------    ---------------
                                                 62,646,921         431,137          (309,922)        62,768,136
Marketable equity securities                      4,127,875               -          (875,000)         3,252,875
                                           ----------------    ------------     -------------    ---------------

                                           $     66,774,796    $    431,137     $  (1,184,922)   $    66,021,011
                                           ================    ============     =============    ===============



Included in marketable equity securities are government sponsored agency preferred stocks of $3.1 million and $4.0 million at September 30, 2005 and 2004 respectively.

Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

                                                 September 30, 2005
                                Less than 12 Months             12 Months or More                  Total
                                -------------------             -----------------                  -----
                              Fair         Unrealized        Fair        Unrealized         Fair        Unrealized
                              Value           Loss           Value          Loss            Value          Loss
Debt securities
   U.S. Government and
     federal agencies      $ 4,487,808    $   (24,881)    $ 2,707,820    $   (18,034)   $ 7,195,625     $   (42,915)
   Mortgage-backed          22,870,101       (192,232)     10,437,862       (160,144)    33,307,962        (352,376)
   Corporate notes                   -              -       4,756,250       (211,830)     4,756,250        (211,830)
                           -----------    -----------     -----------    ------------   -----------     ------------
                            27,357,906       (217,113)     17,901,932       (390,008)    45,259,837        (607,121)
Marketable equity
  securities                 1,580,000        (32,000)              -              -      1,580,000         (32,000)
                           -----------    ------------    -----------    -----------    -----------     ------------
   Total                   $28,937,906    $  (249,113)    $17,901,932    $  (390,008)   $46,839,837     $  (639,121)
                           ===========    ============    ===========    ============   ===========     ============

                                               September 30, 2004
                              Less than 12 Months                 12 Months or More                Total
                              -------------------                 -----------------                -----
                              Fair         Unrealized        Fair        Unrealized         Fair        Unrealized
                               Value          Loss           Value          Loss            Value          Loss
Debt securities
   U.S. Government and
      federal agencies     $ 2,852,257    $    (6,017)    $         -    $         -    $ 2,852,257     $    (6,017)
   Mortgage-backed          12,964,402        (52,988)      3,873,878        (40,108)    16,838,280         (93,096)
   Corporate notes             984,855        (15,145)      4,768,560       (195,664)     5,753,415        (210,809)
                           ------------     ----------   --------------   -----------    ------------       --------

                            16,801,514        (74,150)      8,642,438       (235,772)    25,443,952         (309,922)
Marketable equity
  securities                         -            -         3,125,000       (875,000)     3,125,000         (875,000)
                        --------------    ------------    -------------     --------   --------------       ---------

   Total                   $16,801,514       $(74,150)    $11,767,438    $(1,110,772)   $28,568,952     $ (1,184,922)
                           ===========       ========     ============    ===========  ==============       =========


Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Of the total gross unrealized losses of $1,185,000 at September 30, 2004, $875,000 related to the reduced value of $2.0 million of Fannie Mae ("FNMA") and $2.0 million of Freddie Mac ("FHLMC") floating rate preferred stocks. The declines in value were primarily attributed to the level of interest rates, and the timing of scheduled coupon adjustments. Such adjustments resulted in coupons being set at levels lower than current market rates. Credit issues were not considered to be a significant factor relative to the unrealized losses at September 30, 2004. Based on interest rate forecasts and the resulting estimates of recovery obtained by the Company from outside experts, management expected recovery of the unrealized losses as of September 30, 2004.

NOTE 3 - SECURITIES (Continued)

In the first quarter of fiscal 2005, management recorded a non-cash impairment charge through earnings of $948,000 for the decline in the value of the floating rate preferred stock securities discussed above. During the quarter ending December 31, 2004, a multi-billion dollar FNMA preferred stock issuance with a substantially different structure and higher yield than previous offerings had a detrimental effect on the fair value of the Company's FNMA and FHLMC preferred stock holdings. Additionally, a downgrade in rating on the FNMA security due to disclosed accounting issues, the duration of the suppressed market value on both the FNMA and FHLMC securities and the Company's inability to project when market value recovery would occur led management to record the write-down as of December 31, 2004. The unrealized losses on marketable equity securities decreased from $875,000 at September 30, 2004 to $32,000 at September 30, 2005 as a result of the non-cash impairment charge.

Related to the unrealized losses for debt securities classified as corporate notes, $157,000 and $167,000 of unrealized losses at September 30, 2005 and 2004 were attributable to a trust preferred bond issued by a regional banking organization. These unrealized losses are primarily attributable to the low interest rate environment, and the variable interest rate structure of the bond. Such interest rate adjustments resulted in coupons being set at a level lower than current market rates. As interest rates rise and the bonds coupon rate increases, management anticipates recovery of the unrealized losses. Management has the ability to hold this bond to maturity, at which time the face value of the bond would be realized. Credit issues are not considered to be a significant factor relative to the current unrealized losses.

Relative to unrealized losses on other debt securities as of September 30, 2005 and 2004, management has the intent and ability to hold the investments for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the investments approach maturity.

The amortized cost and fair value of debt securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                      September 30, 2005
                                                                                  Amortized            Fair
                                                                                    Cost               Value

     Due in one year or less                                                 $      4,105,928    $     4,092,524
     Due after one year through five years                                         11,215,419         11,192,264
     Due after five years through ten years                                         1,015,310          1,013,750
     Due after ten years                                                            3,968,080          3,793,450
                                                                             ----------------    ---------------
                                                                                   20,304,737         20,091,988
     Mortgage-backed securities                                                    40,574,979         40,274,895
                                                                             ----------------    ---------------

                                                                             $     60,879,716    $    60,366,883
                                                                             ================    ===============

There were no sales of securities available for sale during the years ended September 30, 2005 and September 30, 2004. During the years ended September 30, 2005 and 2004 the Company recorded security impairment charges of $948,000 and $109,253. Proceeds from sales and liquidation of securities available for sale were $160,000 during the year ended September 30, 2003, and gross gains of $40,000 and gross losses of $0 were realized on these sales.

NOTE 4 - LOANS RECEIVABLE

Loans receivable, at September 30 are summarized as follows:

                                                                                    2005                 2004
                                                                                    ----                 ----
Residential mortgage loans:
         Secured by one-to-four family residences                            $     167,658,516    $     177,285,667
         Construction loans                                                         21,756,812           20,259,466
         Other                                                                       3,249,047            3,898,833
                                                                             -----------------    -----------------
                                                                                   192,664,375          200,443,966
         Less:
           Net deferred loan origination fees                                         (508,920)            (557,930)
           Undisbursed portion of construction and
           other mortgage loans                                                       (185,244)            (181,412)
                                                                             ------------------   -----------------
              Total residential mortgage loans                                     191,970,211          200,704,624

Commercial
         Commercial real estate                                                     96,223,551           98,737,792
         Commercial                                                                 61,846,976           61,752,718
                                                                             -----------------    -----------------
                                                                                   158,070,527          160,490,510
         Less: net deferred loan origination fees                                     (266,649)            (307,966)
                                                                             ------------------   -----------------
              Total commercial loans                                               157,803,878          160,182,544

Consumer loans:
         Home equity and second mortgage                                            33,900,667           32,006,458
         Other                                                                       7,010,720            7,008,088
         Net deferred loan costs                                                         9,809               22,887
                                                                             -----------------    -----------------
              Total consumer loans                                                  40,921,196           39,037,431

         Total Loans Receivable                                              $     390,695,285    $     399,924,601
                                                                             =================    =================

Activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                               2005                2004                 2003
                                                               ----                ----                 ----

     Balance at beginning of year                          $    6,074,134    $       5,198,137    $       5,143,005
     Provision for loan losses                                    723,141              800,000            1,110,000
     Acquired allowance for loan losses                                 -              602,467                    -
     Charge-offs                                                 (499,827)            (543,734)          (1,388,152)
     Recoveries                                                    90,419               17,264              333,284
                                                           --------------    -----------------    -----------------

     Balance at end of year                                $    6,387,867    $       6,074,134    $       5,198,137
                                                           ==============    =================    =================

Impaired loans were as follows:

                                                                                     2005                2004
                                                                                     ----                ----
     Year-end loans with no allocated allowance
       for loan losses                                                          $       603,000    $              -
     Year-end loans with allocated allowance
       for loan losses                                                                8,074,000           2,217,000
                                                                                ---------------    ----------------
         Total                                                                  $     8,677,000    $      2,217,000
                                                                                ===============    ================

     Amount of the allowance for loan
       losses allocated                                                         $     2,714,000    $        995,000

     Average of impaired loans during the year                                        2,505,000           2,506,000

     Interest income recognized during impairment                                        92,000              82,000
     Cash-basis interest income recognized during
       impairment                                                                        75,000              73,000



The largest loan relationship included in impaired loans as of September 30, 2005 totaled approximately $3.8 million for which $1.4 million of the allowance for loan losses has been allocated. The allowance for loan losses allocation is based upon the discounted fair value of the underlying collateral as the loan relationship is considered to be collateral dependent. The actual loss on this loan relationship may vary significantly from the current estimate as the amount that would ultimately be realized in a collateral liquidation is difficult to estimate.

The average balance of impaired loans in 2003 was $5,233,000 and there was $82,000 interest income and $66,000 cash-basis interest income recognized during impairment.

Nonperforming loans were as follows at year end:

                                                                                      2005               2004
                                                                                      ----               ----

     Loans past due over 90 days still on accrual status                        $       136,000    $              -
     Non-accrual loans                                                                1,284,000           2,719,000
                                                                                ---------------    ----------------
       Total nonperforming loans                                                $     1,420,000    $      2,719,000
                                                                                ===============    ================

A total of $747,000 and $1.4 million of the impaired loans were non-accrual loans as of September 30, 2005 and 2004.







NOTE 4 - LOANS RECEIVABLE (Continued)

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The Company is subject to certain recourse obligations on the loans serviced for Telebank. The unpaid principal balances of mortgage loans serviced for others at September 30, 2005 and 2004 are summarized as follows:

                                                                                     2005                2004
                                                                                     ----                ----
     Mortgage loan portfolios serviced for:
         Federal Home Loan Mortgage Corporation                                 $   202,947,491    $    197,860,783
         Fannie Mae Corporation                                                       1,603,859           2,303,866
         Merchants Bank                                                                 903,933           1,290,447
         Federal Home Loan Bank of Indianapolis                                         766,588           1,090,545
         Telebank                                                                       664,326             956,407
         Bank Mutual                                                                    602,567             975,002
         LaSalle Bank, FSB                                                              589,491             867,408
         Hanover Capital Mortgage Holdings, Inc.                                        485,449             495,090
         Citizens Bank                                                                  374,049             691,911
                                                                                ---------------    ----------------
                                                                                $   208,937,753    $    206,531,459
                                                                                ===============    ================

Custodial escrow balances maintained in connection with the foregoing serviced loans were $1,645,326 and $3,202,322 at September 30, 2005 and 2004
respectively.

Activity for capitalized mortgage servicing rights and the related valuation allowance was as follows:

                                                 2005                2004                 2003
                                                 ----                ----                 ----
 Servicing rights, net of valuation allowance:
   Balance at beginning of year             $    2,092,135      $   1,373,201       $   1,616,588
   Additions                                       463,485            581,035           1,329,117
   Change in Valuation allowance                   180,434            216,905            (576,376)
   Acquired from Sobieski                                -            309,574                   -
   Amortized to expense                           (394,593)          (388,580)           (996,128)
                                            ---------------     -------------       -------------
   Balance at end of year                   $    2,341,461      $   2,092,135       $   1,373,201
                                            ==============      =============       =============


 Valuation allowance:
   Balance at beginning of year             $     (359,471)     $    (576,376)      $           -
   Impairment charge                              (554,923)          (414,736)         (1,155,894)
   Impairment recovery                             735,357            631,641             579,518
                                            --------------      -------------       -------------
   Balance at end of year                   $     (179,037)     $    (359,471)      $    (576,376)
                                            ===============     =============       ==============

Certain directors and executive officers of the Company and its subsidiary, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, is as follows:

                                                                                    2005               2004
                                                                                    ----               ----

           Balance at beginning of year                                      $      1,948,015    $     2,333,898
           New loans                                                                  136,921            215,335
           Repayments                                                                (165,553)          (601,218)
           Related party changes                                                      916,533                  -
                                                                             ----------------    ---------------

           Balance at end of year                                            $      2,835,916    $     1,948,015
                                                                             ================    ===============


NOTE 5 - PREMISES AND EQUIPMENT, NET

Premises and equipment at September 30 are summarized as follows:

                                                                                    2005               2004
                                                                                    ----               ----

     Land                                                                    $      4,537,708    $     4,492,767
     Buildings and improvements                                                    13,307,581         13,187,855
     Furniture and equipment                                                        8,365,080          6,319,254
                                                                             ----------------    ---------------
         Total cost                                                                26,210,369         23,999,876
     Accumulated depreciation and amortization                                     (5,874,197)        (4,615,410)
                                                                             -----------------   ---------------

                                                                             $     20,336,172    $    19,384,466
                                                                             ================    ===============

Depreciation and amortization of premises and equipment included in occupancy and equipment expense was approximately $1,250,000 and $945,000 for the years ended September 30, 2005 and 2004 respectively.

NOTE 6 - GOODWILL AND INTANGIBLE ASSETS

Goodwill

Goodwill for the years ended September 30 was as follows:

                                                               2005                 2004
                                                               ----                 ----

Beginning Balance:                                        $     2,423,271    $              -
     Acquired goodwill                                                  -           2,423,271
                                                          ---------------    ----------------

End of Year balance                                       $     2,423,271    $      2,423,271
                                                          ===============    ================

Acquired Intangible Assets

Acquired intangible assets were as follows as of September 30, 2005:

                                                          Gross Carrying         Accumulated
                                                              Amount            Amortization
Amortized intangible assets:
     Core deposit intangibles                             $     1,610,000    $        336,596
     Other customer relationship intangibles                    1,180,000             319,704
                                                          ---------------    ----------------

         Total                                            $     2,790,000    $        656,300
                                                          ===============    ================


Acquired intangible assets were as follows as of September 30, 2004:

                                                          Gross Carrying         Accumulated
                                                              Amount            Amortization
Amortized intangible assets:
     Core deposit intangibles                             $     1,610,000    $         48,800
     Other customer relationship intangibles                    1,180,000              48,300
                                                          ---------------    ----------------

         Total                                            $     2,790,000    $         97,100
                                                          ===============    ================

Aggregate amortization expense was $559,200 and $97,100 for 2005 and 2004.

Estimated amortization expense for each of the next five years ending September 30:


                           2006                                           $          435,100
                           2007                                                      385,500
                           2008                                                      335,800
                           2009                                                      286,300
                           2010                                                      236,700

NOTE 7 - DEPOSITS

At September 30, 2005, the scheduled maturities of certificates of deposit for the years ending September 30, are as follows:

                           2006                                           $       81,204,756
                           2007                                                   64,589,436
                           2008                                                   26,417,969
                           2009                                                    8,564,892
                           2010                                                    1,898,694
                           Thereafter                                                948,157
                                                                          ------------------

                                                                          $      183,623,904

The aggregate amount of (predominantly short-term) jumbo certificates of deposit in denominations of $100,000 or more was approximately $46,292,000 and $42,736,000 at September 30, 2005 and 2004 respectively.


NOTE 8 - BORROWINGS

At September 30, 2005, advances from the Federal Home Loan Bank of Indianapolis with fixed rates ranging from 3.60% to 6.73% are required to be repaid in the year ending September 30 as follows:

                           2006                                            $      12,500,000
                           2007                                                    9,000,000
                           2008                                                   54,000,000
                           2009                                                   17,024,984
                           2010                                                   11,000,000
                           Thereafter                                             22,329,000
                                                                           -----------------

                                                                           $     125,853,984

At September 30, 2005, $8,988,000 of FHLB stock, $111,612,000 of eligible mortgage loan collateral and $28,067,000 of other real estate related collateral are pledged to the FHLB to secure advances outstanding. The Company's additional borrowing capacity with the FHLB is $15.5 million at September 30, 2005.

In addition, $88 million of the advances outstanding at September 30, 2005 contained put options with put dates ranging from October 2005 to January 2006, whereby the advance can be called by the FHLB prior to maturity.

At September 30, 2005 and 2004, the Company had outstanding borrowings of $6.5 million from a correspondent bank. This variable rate line of credit, tied to the six month LIBOR rate plus 160 basis points (5.66% as of September 30, 2005), matures on February 27, 2006, at which time it may be converted to a term loan to be amortized over a five year period. The borrowing is collateralized by MFB Financial stock and requires the Bank to remain "well-capitalized" as defined by regulatory capital adequacy guidelines.

NOTE 9 - SUBORDINATED DEBENTURES

A trust, MFBC Statutory Trust I, formed by the Company issued $5,000,000 of trust preferred securities on July 29, 2005 as part of a private placement of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering; the debentures and related debt issuance costs represent the sole assets of the trust. The securities will mature in 30 years, will require quarterly distributions and will bear a fixed rate of interest of 6.22% per annum for the first five years, resetting quarterly thereafter at the prevailing three-month LIBOR rate plus 1.7% per annum. Interest on the securities is payable quarterly in arrears each September 15, December 15, March 15, and June 15 commencing September 15, 2005. The Company may redeem the trust preferred securities, in whole or in part, without penalty, on or after September 15, 2010, or earlier upon the occurrence of certain events with the payment of a premium upon redemption, and the securities mature on September 15, 2035.

NOTE 10 - EMPLOYEE BENEFITS

Employee Pension Plan: On April 1, 2003, the Bank terminated its qualified noncontributory multiple-employer defined benefit pension plan covering substantially all of its employees. The plan was administered by the trustees of the Financial Institutions Retirement Fund. At termination, the Company made a contribution of $148,000 to the Fund as part of the termination agreement to cover the deficit between the vested benefits and the value of the Company's calculated portion of the total plan assets. There was no pension plan expense for the years ended September 30, 2005 and 2004 and pension plan expense was approximately $148,000 for fiscal year 2003.

401(k) Plan: The Company maintains a retirement savings 401(k) plan which covers all employees who are 21 years or older and have completed three months of service. Employees are eligible to receive contributions from the Company after one year of service. Participants may defer up to 75% of compensation and the Company will contribute an amount equal to 125% of elective deferrals on 6% of the participants' compensation elected to be deferred. Expense for the 401(k) plan for the years ended September 30, 2005, 2004 and 2003 was approximately $379,000, $315,000 and $193,000 respectively.




NOTE 10 - EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan (ESOP): On July 1, 2004, the Bank merged the ESOP into the MFB Financial Employees' Savings and Profit Sharing Plan and Trust. In doing so, no new participants will enter into the ESOP. Those participants in the ESOP, as of July 1, 2004, will follow all provisions of the Plan prior to the merger date. Per the Plan, benefits generally become 100% vested after five
(5) years of credited service. A participant who terminates employment for reason other than death, normal retirement (or early retirement), or disability prior to the completion of five (5) years of credited service does not receive any benefits under the ESOP portion of the combined Plan. Forfeitures are reallocated among the remaining participating employees.

The ESOP shares as of September 30 were as follows:

                                                                      2005             2004               2003
                                                                      ----             ----               ----

     Allocated shares                                                  152,750           152,750            152,750
     Shares withdrawn from the plan by participants                    (47,246)          (29,984)           (24,274)
                                                                ---------------    -------------    ---------------
     Total ESOP shares held in the plan                                105,504           122,766            128,476
                                                                ==============     =============    ===============



























NOTE 10 - EMPLOYEE BENEFITS (Continued)

Stock Option Plans: The Board of Directors of the Company has adopted the MFB Corp. Stock Option Plans (the "Option Plans"). The number of options authorized under the Plans totals 450,000 shares of common stock. Officers, employees and outside directors of the Company and its subsidiary are eligible to participate in the Option Plans. The option exercise price must be no less than 85% of the fair market value of common stock on the date of the grant, and the option term cannot exceed ten years and one day from the date of the grant. As of September 30, 2005, all options granted have an exercise price of at least 100% of the market value of the common stock on the date of grant and no compensation expense was recognized for stock options for the years ended September 30, 2005, 2004 and 2003. As of September 30, 2005, 13,000 options remain available for future grants.

Activity in the Option Plans is summarized as follows:

                                                                                     Weighted        Weighted
                                                  Number of                           Average         Average
                                                 Outstanding      Exercise           Exercise       Fair Value
                                                   Options          Price              Price         of Grants

     Balance at September 30, 2002               $   185,950    $10.00 - 26.75      $   17.53      $
         Granted                                      59,000      21.30                 21.30            5.82
         Forfeited                                      (500)     21.30                 21.30
         Exercised                                   (33,000)     10.00 - 21.30         11.46
                                                 -----------
     Balance at September 30, 2003                   211,450      10.00 - 26.75         19.71
         Granted                                      26,500      30.35 - 34.01         31.90            9.96
         Forfeited                                         -       -                     -
         Exercised                                   (41,350)     10.00 - 26.75         13.30
                                                 -----------
     Balance at September 30, 2004                   196,600      15.00 - 34.01         22.69
         Granted                                      68,000      25.50                 25.50            8.20
         Forfeited                                   (12,500)     18.75 - 30.35         23.37
         Exercised                                   (26,800)     15.00 - 21.50           16.48
                                                 ------------
     Balance at September 30, 2005                   225,300      15.25 - 34.01         24.24
                                                 ===========

Options exercisable at September 30, based on vesting schedules established at date of grant, are as follows:

                                                                                           Weighted
                                                            Number                          Average
                                                          of Options                    Exercise Price

                  2003                                        139,994                          $  18.68
                  2004                                        123,494                             22.04
                  2005                                        196,509                             23.95

At September 30, 2005 options outstanding were as follows:


                                              Outstanding                                    Exercisable
                                                    Weighted Average                                    Weighted
                                              Remaining                                                  Average
       Range of                              Contractual          Exercise                              Exercise
    Exercise Prices          Number         Life in years           Price             Number              Price
    ---------------          ------         -------------           -----             ------              -----
$15.25 - $18.75                  14,000         2.10              $  16.04              14,000           $   16.04
$20.55 - $26.75                 187,300         6.76                 23.86             171,109               24.11
$30.35 - $34.01                  24,000         8.41                 31.94              11,400               31.34
                             ----------                                             ----------
Outstanding at year end         225,300         6.65 years        $  24.24             196,509           $   23.95
                             ==========                                             ==========


NOTE 11 - INCOME TAXES

The Company files consolidated income tax returns. Income tax expense for the years ended September 30 are summarized as follows:

                                                                   2005              2004               2003
                                                                   ----              ----               ----

     Federal:   Current                                      $      477,286   $       402,246      $     731,145
                Deferred                                             34,146           (173,499)         (178,801)
                                                             --------------     --------------    --------------
                                                                    511,432            228,747           552,344

     State:     Current                                              89,865                  -           166,354
                Deferred                                              9,329              6,176           (47,535)
                                                             --------------     --------------    --------------
                                                                     99,194              6,176           118,819
                                                             --------------     --------------    --------------
                Total income tax expense                     $      610,626     $      234,923    $      671,163
                                                             ==============     ==============    ==============

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the years ended September 30:

                                                                 2005                2004               2003
                                                                 ----                ----               ----

Income taxes at statutory rate                               $    1,056,276     $      688,354    $    1,044,122
Tax effect of:
     State tax, net of federal income tax effect                     65,468              4,076            78,421
     Low income housing credits                                    (402,662)          (398,208)         (348,257)
     Bank owned life insurance income                               (74,756)           (78,227)          (73,912)
     Other items, net                                               (33,700)            18,928           (29,211)
                                                             ---------------    --------------    --------------

         Total income tax expense                            $      610,626     $      234,923    $      671,163
                                                             ==============     ==============    ==============

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of September 30 are as follows:

                                                                                     2005               2004
                                                                                     ----               ----
     Deferred tax assets
         Bad debt deduction                                                     $    2,512,344    $    2,405,965
         Low income housing credit carry-forward                                       618,782           513,556
         Net deferred loan fees                                                        283,102           319,344
         Impairment on Investment Securities                                           322,320                 -
         Intangible Assets                                                             172,608            26,182
         Depreciation                                                                        -            22,586
         Net operating loss carryforward                                                47,160                 -
         Net unrealized depreciation on securities available for sale                  174,414                 -
         Other                                                                          18,571            90,709
                                                                                --------------    --------------
                                                                                     4,149,301         3,378,342
     Deferred tax liabilities
         Accretion                                                                     (77,856)          (75,554)
         Depreciation                                                                 (307,842)                -
         FHLB stock dividend                                                          (292,730)         (220,477)
         Mortgage servicing rights                                                    (900,229)         (808,493)
         Net Unrealized appreciation on securities available for sale                        -           (37,932)
         Goodwill                                                                      (66,982)           (9,647)
         Partnership income                                                            (88,704)          (43,137)
         Other                                                                         (72,555)                -
                                                                                ---------------   --------------
                                                                                    (1,806,898)       (1,195,240)
                  Net deferred tax asset (liability)                            $    2,342,403    $    2,183,102
                                                                                ==============    ==============

Federal income tax laws provided savings banks with additional bad debt deductions through the tax year ended September 30, 1987, totaling $4,596,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability would NOTE 11 - INCOME TAXES (Continued)

otherwise total $1,563,000 at September 30, 2005 and 2004. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws change, the $1,563,000 would be recorded as expense. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after September 30, 1987. The related amount of deferred tax liability which was to be recaptured was approximately $446,000 and was payable over a six year period beginning with the tax year ending September 30, 1999. The deferred tax liability was fully recaptured as of September 30, 2004.


NOTE 12 - REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.
















NOTE 12 - REGULATORY MATTERS (Continued)

The Bank's actual capital and required capital amounts and ratios are presented below:

                                                                                                    Minimum
                                                                                                  Requirement
                                                                      Minimum                     To Be Well
                                                                    Requirement                Capitalized Under
                                                                    For Capital                Prompt Corrective
                                         Actual                  Adequacy Purposes           Action Provisions
                                   Amount        Ratio          Amount        Ratio          Amount       Ratio
                                                               (Dollars in Thousands)
As of September 30, 2005
    Total capital (to risk
      weighted assets)         $    40,588       11.11%     $    29,222        8.00%    $    36,528       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     38,015       10.23           14,611        4.00          21,917        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        38,015        6.93           22,180        4.00          27,422        5.00

As of September 30, 2004
    Total capital (to risk
      weighted assets)         $    36,870      10.04%      $    29,368        8.00%    $    36,710       10.00%
    Tier 1 (core) capital
      (to risk weighted assets)     33,562        8.88           14,684        4.00          22,026        6.00
    Tier 1 (core) capital (to
      adjusted total assets)        33,562        6.29           21,334        4.00          26,668        5.00

Regulations limit the dividends that may be paid by the Bank without prior approval of the Office of Thrift Supervision. Accordingly, at October 1, 2005, $4.06 million of the Bank's retained earnings was potentially available for distribution to the Company, without obtaining prior regulatory approval.


















NOTE 13 - OTHER NON-INTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended September 30:

                                                                   2005              2004               2003
                                                                   ----              ----               ----
         Other noninterest income
              Loan servicing fees - net                      $      126,208     $       51,460    $     (602,609)
               Other service charges and fees                       227,063            159,913           226,925
              ATM foreign surcharges                                 49,089             57,010            47,047
              Visa interchange income                               104,972             81,966            63,856
              Partnership equity loss                              (281,954)          (217,510)         (165,570)
              Bank owned life insurance                             219,871            230,079           217,387
              Rental income                                         181,697            244,642                 -
              Rental income - Other real estate                     166,500            102,465                 -
              Other                                                 240,230             96,932            60,436
                                                             --------------     --------------    --------------

                                                             $    1,033,676     $      806,957    $     (152,528)
                                                             ==============     ==============    ===============

         Other noninterest expense
              Printing, postage and supplies                        437,460            438,481           376,421
              Advertising and business development                  433,123            409,906           357,381
              Telephone                                             214,611            239,479           211,560
              Insurance                                             238,281            170,130           135,606
              Directors fees                                        215,118            167,537           157,788
              Other                                               2,241,192          1,915,840         1,322,254
                                                             --------------     --------------    --------------

                                                             $    3,779,785     $    3,341,373    $    2,561,010
                                                             ==============     ==============    ==============

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND   CONTINGENCIES

Various outstanding commitments and contingent liabilities are not reflected in the financial statements. Commitments to make loans at September 30 are as follows:

                               ------------------2 0 0 5----------------  ------------------2 0 0 4----------------
                                                 -------                                    -------
                                    Fixed       Variable                       Fixed       Variable
                                 Rate Loans    Rate Loans       Total       Rate Loans    Rate Loans       Total

Mortgage loans                 $  8,013,396  $   3,268,236  $ 11,281,632  $    752,500  $    606,700   $  1,359,200
Commercial loans                    775,000      2,545,500     3,320,500     3,166,010             -      3,166,010
Unused equity lines of credit    13,738,412     21,219,482    34,957,894    13,937,273    22,364,940     36,302,213
Unused commercial lines
     and letters of credit                -     34,508,652    34,508,652             -    61,856,887     61,856,887
Unused construction loan
  lines of credit                 1,571,757              -     1,571,757     3,178,347             -      3,178,347
                               ------------  -------------  ------------  ------------  ------------   ------------

                               $ 24,098,565  $  61,541,870  $ 85,640,435  $ 21,034,130  $ 84,828,527   $105,862,657
                               ============  =============  ============  ============  ============   ============

Fixed rate mortgage loan commitments at September 30, 2005 are at an average rate of 6.59% with terms primarily ranging from 15 to 30 years. Commercial loan fixed rate commitments are primarily for five year terms with an average rate of 6.95%. The average rate on variable rate mortgage loan commitments is 6.60% and are tied to the one year treasury bill rate. Rates on variable commercial loan commitments are tied to the national prime rate.

Since commitments to make loans and to fund unused lines of credit and loans in process may expire without being used, the amounts do not necessarily represent future cash commitments. In addition, commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The maximum exposure to credit loss in the event of nonperformance by the other party is the contractual amount of these instruments. The same credit policy is used to make such commitments as is used for loans receivable.

Under employment agreements with certain executive officers, certain events leading to separation from the Company could result in cash payments totaling $1.27 million as of September 30, 2005.

The Company and the Bank are subject to certain claims and legal actions arising in the ordinary course of business. Another creditor of the $3.8 million impaired loan relationship discussed in Note 4 has filed a lawsuit against MFB seeking to recover $987,000 from MFB. The Company believes it has valid defenses and will vigorously contest this lawsuit. Based upon information currently available and consultation with legal counsel, the Company believes the ultimate outcome of this lawsuit is difficult to predict; therefore, no contingent liability has been recorded for this lawsuit at September 30, 2005. In the opinion of management, after consultation with legal counsel, the ultimate disposition of all other legal matters is not expected to have a material adverse effect on the consolidated financial position or results of operation of the Company.

NOTE 15 - SHAREHOLDER RIGHTS PLAN

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on October 21, 1996, and for each share of common stock issued thereafter up to the Distribution Date (defined below).

Currently each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $46. In addition, each Right would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 12% or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 30% or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10% or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right may be exercised by the holder (other than such an acquiring person or group) to purchase shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) at a 50% discount to market price. The Company is entitled to redeem the Rights at $.01 per Right at any time. The Rights will expire at the close of business on October 1, 2006.

NOTE 16 - BUSINESS COMBINATION

On August 6, 2004, the Company acquired certain assets and assumed certain liabilities of Sobieski Bank, a savings and loan association with three locations in South Bend, Indiana. As a result of this acquisition, the Company expects to further solidify its market share in St. Joseph and Elkhart counties, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale.

The transaction resulted in net cash paid to Sobieski Bank of $407,000 over the fair value of net assets acquired. As part of the transaction, $2.4 million in goodwill, $1.2 million in customer relationship intangibles and $1.6 million in core deposit intangibles were acquired. The intangible assets are being amortized over ten years, using an accelerated method. Goodwill is evaluated periodically for impairment. Goodwill and intangible assets will be deducted for tax purposes over 15 years using the straight line method.











NOTE 16 - BUSINESS COMBINATION (Continued)

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

Cash                                                              $      7,281,000
Securities, including FHLB stock                                        35,922,000

Net Loans                                                               53,674,000
Premises and equipment                                                   3,445,000
Goodwill                                                                 2,363,000
Core deposit intangible                                                  1,610,000
Customer relationship intangible                                         1,180,000
Other assets                                                               812,000
                                                       ----------------------------
                                                       ----------------------------
      Total assets acquired                                            106,287,000
                                                       ============================
                                                       ============================

Certificates of deposits                                              (47,442,000)
Other deposits                                                        (21,815,000)
                                                       ----------------------------
                                                       ----------------------------
    Total Deposits                                                    (69,257,000)

FHLB advances                                                         (35,739,000)
Other liabilities                                                        (884,000)
                                                       ----------------------------
                                                       ----------------------------
     Total liabilities assumed                                       (105,880,000)
                                                       ----------------------------
                                                       ----------------------------
          Net assets acquired                                      $       407,000
                                                       ============================

The following table presents pro forma information for the years ended September 30, 2004 and 2003 as if the acquisition had occurred at October 1, 2003 and 2002. The pro forma information includes adjustments for interest income and loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related income tax effects. The effects of certain transactions related to various fraudulent and otherwise unauthorized loan matters impacting Sobieski Bank's historical financial results were not included in the pro forma information below. However, other factors negatively impacting the historical financial results of Sobieski Bank have not been excluded from the pro forma information presented below. Therefore, pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisition been effected on the assumed dates.

                                                 2004                 2003
Net interest income                             $  14,694,000        $  14,073,000
Net income                                          1,328,000            1,938,000

Basic earnings per share                          $      1.01          $      1.51
Diluted earnings per share                                .97                 1.46


NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS

Presented below are the condensed financial statements for the parent company, MFB Corp.

                            CONDENSED BALANCE SHEETS
                           September 30, 2005 and 2004

                                                                                     2005                 2004
                                                                                     ----                 ----
ASSETS
Cash and cash equivalents                                                       $     5,610,076    $        885,981
Securities available for sale                                                           127,875           1,126,925
Investment in Bank subsidiary                                                        44,066,693          40,789,446
Other assets                                                                            433,921             113,264
                                                                                ---------------    ----------------
     Total assets                                                               $    50,238,565    $     42,915,616
                                                                                ===============    ================

LIABILITIES
Loan payable to Bank subsidiary                                                 $             -    $        450,000
Loans from correspondent bank                                                         6,500,000           6,500,000
Subordinated debentures                                                               5,000,000                   -
Accrued expenses and other liabilities                                                   65,350              59,746
                                                                                ---------------    ----------------
     Total liabilities                                                               11,565,350           7,009,746

SHAREHOLDERS' EQUITY                                                                 38,673,215         35,905,870

     Total liabilities and shareholders' equity                                 $    50,238,565    $     42,915,616
                                                                                ===============    ================

                         CONDENSED STATEMENTS OF INCOME
                  Years ended September 30, 2005, 2004 and 2003

                                                                2005                 2004                 2003
                                                                ----                 ----                 ----
INCOME
Dividends from Bank subsidiary - cash                      $            -       $      630,000      $     2,070,000
Interest income                                                    10,637               39,081               42,666
                                                           --------------       --------------      ---------------
     Total                                                         10,637              669,081            2,112,666

EXPENSES
Interest expense                                                  345,080               56,758               36,141
Other expenses                                                    242,389              291,541              186,183
                                                           --------------       --------------      ---------------
     Total                                                        587,469              348,299              222,324

Income before income taxes and
  equity in undistributed (excess distributed)
  net income of Bank subsidiary                                  (576,832)             320,782            1,890,342
Income tax (benefit)                                             (279,605)             (40,186)             (69,884)
                                                           ---------------      ---------------     ----------------

Income (loss) before equity in undistributed
 (excess distributed) net income
  of Bank subsidiary                                             (297,227)             360,968            1,960,226
Equity in undistributed
  net income of Bank subsidiary                                 2,793,295            1,428,681              439,558
                                                           --------------       --------------      ---------------
Net income                                                 $    2,496,068       $    1,789,649      $     2,399,784
                                                           ==============       ==============      ===============

                                   (Continued)

                                       55
NOTE 17 - PARENT COMPANY FINANCIAL STATEMENTS (Continued)

                       CONDENSED STATEMENTS OF CASH FLOWS
                  Years ended September 30, 2005, 2004 and 2003

                                                                     2005             2004              2003
                                                                     ----             ----              ----
Cash flows from operating activities
     Net income                                               $    2,496,068     $    1,789,649    $   2,399,784
     Adjustments to reconcile net income to
       net cash  from operating activities
         Equity in undistributed net income
           of  Bank subsidiary                                     (2,793,295)       (1,428,681)        (439,558)
         Investment impairment valuation                                    -           109,253                -
         Net change in other assets                                  (306,177)          376,055         (155,278)
         Net change in accrued expenses and
           other liabilities                                            2,375            18,151             (403)
                                                              ---------------    --------------   --------------
              Net cash from operating activities                     (601,029)          864,427        1,804,545

Cash flows from investing activities
     Investment in banking subsidiary                                       -        (6,500,000)               -
     Maturities and calls of securities                             1,000,000                 -                -
                                                              ---------------    -------------     --------------
Net cash from investing activities                                  1,000,000        (6,500,000)               -

Cash flows from financing activities
     Purchase of MFB Corp. common stock                                     -                 -       (1,676,634)
     Proceeds from exercise of stock options                          439,032           522,689          378,125
      Proceeds from other borrowings                                        -         6,500,000                -
      Proceeds from subordinated debentures                         5,000,000                 -                -
     Repayment of other borrowings                                   (450,000)         (300,000)               -
     Cash dividends paid                                             (663,908)         (617,430)        (560,324)
                                                              ----------------   --------------   --------------
         Net cash from financing activities                         4,325,124         6,105,259       (1,858,833)
                                                              ---------------    --------------   --------------

Net change in cash and cash equivalents                             4,724,095           469,686          (54,288)

Cash and cash equivalents at beginning
  of year                                                             885,981           416,295          470,583
                                                              ---------------    --------------   --------------

Cash and cash equivalents at end of year                      $     5,610,076    $      885,981   $      416,295
                                                              ===============    ==============   ==============

NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows the estimated fair values and the related carrying amounts of the Company's financial instruments at September 30, 2005 and 2004. Items which are not financial instruments are not included.

                                                    2005                                      2004
                                                    ----                                      ----
                                        Carrying             Estimated            Carrying             Estimated
                                         Amount             Fair Value             Amount             Fair Value

Assets
Cash and cash equivalents           $     54,209,428    $      54,209,000    $      28,595,030    $      28,595,000
Other investments                         12,513,549           12,514,000           12,628,329           12,628,000
Securities available for sale             63,574,757           63,575,000           66,021,011           66,021,000
Loans held for sale                          407,300              407,000            1,033,800            1,034,000
Loans receivable, net of
  allowance for loan losses              384,307,418          385,801,000          393,850,467          401,428,443

Liabilities
Noninterest-bearing demand
  deposits                               (36,875,993)         (36,876,000)         (31,657,521)         (31,658,000)
Savings, NOW and MMDA
  deposits                              (153,864,063)        (153,864,000)        (136,099,148)        (136,099,000)
Time deposits                           (183,623,904)        (182,405,000)        (190,135,947)        (191,771,000)
FHLB advances                           (125,853,984)        (126,665,000)        (133,443,392)        (141,889,000)
Loans from correspondent
  banks                                   (6,500,000)          (6,500,000)          (6,500,000)          (6,500,000)
Subordinated Debentures                   (5,000,000)          (4,981,000)                   -                    -

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of September 30, 2005 and 2004. The estimated fair value for cash and cash equivalents and interest-bearing time deposits in other financial institutions are considered to approximate cost. The estimated fair value for securities available for sale is based upon quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans held for sale, net, is based on the price offered in the secondary market on September 30, 2005 and 2004 for loans having similar interest rates and maturities. The estimated fair value for loans receivable is based upon estimates of the difference in interest rates the Company would charge the borrowers for similar such loans with similar maturities made at September 30, 2005 and 2004, applied for an estimated time period until the loan is assumed to reprice or be paid. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses was subtracted from the calculated fair value for consideration of credit issues. The estimated fair value for other investments, noninterest-bearing demand deposits and savings, NOW and MMDA deposits is based upon their carrying value. The estimated fair value for other time deposits as well as loans from correspondent banks, subordinated debentures and FHLB advances is based upon estimates of the rate the Company would pay on such deposits or borrowings at September 30, 2005 and 2004, applied for the time period until maturity. The estimated fair value of other financial instruments and off-balance-sheet loan commitments approximate cost and are not considered significant to this presentation.

                                       57
NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at September 30, 2005 and 2004, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at September 30, 2005 and 2004 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. Excluded, among other items, are the estimated earning power of core deposit accounts, the trained work force, customer goodwill and similar items.

NOTE 19 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

                                                                     2005              2004             2003
                                                                     ----              ----             ----
Net change in net unrealized gains and losses
  on securities available for sale
     Unrealized gains (losses) arising during
       the year                                                $     (679,048)    $     (361,190)   $      (324,551)
     Reclassification adjustment for (gains) losses
       included in net income                                         948,000            109,253            (40,000)
                                                               --------------     --------------    ---------------
         Net change in net unrealized gains
           (losses) on securities available
           for sale                                                   268,952           (251,937)          (364,551)

Tax expense (benefit)                                                (212,346)            73,667            (92,519)
                                                               ---------------    --------------    ---------------

     Total other comprehensive income (loss)                   $      481,298     $     (325,604)   $      (272,032)
                                                               ==============     ==============    ===============

NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                          --------------Year Ended September 30, 2005--------------
                                                                        -----------------------------
                                                             1st *           2nd             3rd            4th
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     6,831    $     6,700    $     6,977     $     7,440

Interest expense                                                3,268          3,213          3,225           3,571
                                                          -----------    -----------    -----------     -----------


Net interest income                                             3,563          3,487          3,752           3,869

Provision for (recovery of) loan losses                           300            (29)           361              91
                                                          -----------    ------------   -----------     -----------


Net interest income after provision for loan
   losses                                                       3,263          3,516          3,391           3,778

Non-interest income                                               375          1,451          1,276           1,885

Non-interest expense                                            3,991          3,933          3,885           4,019
                                                          -----------    -----------    -----------     -----------


Income (loss) before income taxes                                (353)         1,034            782           1,644

Income tax expense (benefit)                                     (243)           238            168             448
                                                          ------------   -----------    -----------     -----------


Net income (loss)                                         $      (110)   $       796    $       614     $     1,196
                                                          ============   ===========    ===========     ===========

Basic earnings (loss) per common share                    $    (0.08)    $      0.59    $      0.45     $      0.88
                                                          ===========    ===========    ===========     ===========
Diluted earnings (loss) per common share                  $    (0.08)    $      0.59    $      0.44     $      0.87
                                                          ===========    ===========    ===========     ===========

* The significant decrease in non-interest income and the resulting net loss for the 1st quarter of fiscal 2005 is primarily related to the security impairment charge of $948,000 as previously discussed.

                                       58
NOTE 20 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

                                                          --------------Year Ended September 30, 2004--------------
                                                                        -----------------------------
                                                              1st            2nd             3rd           4th*
(In thousands, except per share data)                       Quarter        Quarter         Quarter        Quarter
                                                            -------        -------         -------        -------

Interest income                                           $     5,527    $     5,446    $     5,505     $     6,314

Interest expense                                                2,719          2,699          2,697           2,974
                                                          -----------    -----------    -----------     -----------


Net interest income                                             2,808          2,747          2,808           3,340

Provision for loan losses                                         300            200            150             150
                                                          -----------    -----------    -----------     -----------


Net interest income after provision for loan
  losses                                                        2,508          2,547          2,658           3,190

Non-interest income                                             1,474          1,195          1,760           1,251

Non-interest expense                                            3,255          3,399          3,573           4,331
                                                          -----------    -----------    -----------     -----------


Income before income taxes                                        727            343            845             110

Income tax expense (benefit)                                      108            (10)           238            (101)
                                                          -----------    ------------   -----------     ------------


Net income                                                $       619    $       353    $       607     $       211
                                                          ===========    ===========    ===========     ===========

Basic earnings per common share                           $       .48    $       .27    $       .46     $       .16
                                                          ===========    ===========    ===========     ===========
Diluted earnings per common share                         $       .45    $       .26    $       .44     $       .15
                                                          ===========    ===========    ===========     ===========

* The increase in non-interest expense in the fourth quarter of fiscal year 2004 is primarily related to expense incurred in connection with the acquisition previously mentioned and the additional costs incurred to operate the related new branch locations. The increases in interest income, interest expense and net interest income during the fourth quarter are primarily related to the assets and liabilities acquired.

                               MFB CORP. AND SUBSIDIARY
                             DIRECTORS AND OFFICERS
                               September 30, 2005


                      MFB CORP. AND MFB FINANCIAL DIRECTORS


M. Gilbert Eberhart (age 71) has served as Secretary of MFB Financial since 1987 and of MFB Corp. since inception. He is a dentist based in Mishawaka.

Jonathan E. Kintner (age 62) has a private practice of optometry in Mishawaka.

Christine A. Lauber (age 60) has served as a certified public accountant in private practice in South Bend, Indiana for more than the last five years. She also serves as President of Automated Information Management, Inc., South Bend, Indiana).

Michael J. Marien (age 57) has served as an Account Manager for IT/Signode Corp., a division of Illinois Tool Works. He is the current Chairman of MFB Corp. and MFB Financial.

Charles J. Viater (age 51) has served as President and Chief Executive Officer of MFB Corp., MFB Financial and Mishawaka Financial Services, Inc. since September 1995.

Reginald H. Wagle (age 63) has served as Vice President of Memorial Health Foundation since 1992. Until 1992, he was a free-lance political consultant and until 1991, he also served as District Director for the Office of United States Representative John P. Hiler, Third Congressional District of Indiana.

Robert C. Beutter (age 70) became of counsel to the South Bend law firm May Oberfell Lorber in November 2005. Before that he was an attorney in private practice in Mishawaka since 1962 and served as mayor of Mishawaka from 1984 to 2003.

Edward Levy (age 57) has served as an officer and owner of Freeman-Spicer Leasing and Insurance Corp. and its affiliated entities (financial services) for more than the past five years. In 2005 he became an executive officer of Take Out Foods International, Inc. based in Indianapolis.



                        MFB FINANCIAL EXECUTIVE OFFICERS

Charles J. Viater                                          James P. Coleman, III
President and                                       Executive Vice President and
Chief Executive Officer*                           Director of Wealth Management

Donald R. Kyle                                                    Terry L. Clark
Executive Vice President and                 Vice President, Principal Financial
Chief Operating Officer                                   Officer and Controller

M. Gilbert Eberhart
Secretary*

* Holds same position with MFB Corp.

                            MFB CORP. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION
                               September 30, 2005



Market Information

The common stock of MFB Corp. is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol "MFBC." As of September 30, 2005, there were approximately 450 shareholders of record. The following table sets forth market price (based on daily closing prices) and dividend information for the Company's common stock for the periods indicated.

                                                                                            Dividend
Fiscal Quarters Ended                                   High Trade          Low Trade        Declared

December 31, 2003                                         33.09               30.00              .110
March 31, 2004                                            35.00               29.96              .120
June 30, 2004                                             35.00               30.52              .120
September 30, 2004                                        31.54               27.60              .120

December 31, 2004                                         31.00               27.98              .120
March 31, 2005                                            30.00               26.62              .125
June 30, 2005                                             34.00               24.05              .125
September 30, 2005                                        28.55               24.50              .125



Transfer Agent and Registrar
         Registrar and Transfer Co.
         10 Commerce Drive
         Cranford, NJ 07016


Special Counsel
         Barnes & Thornburg
         1313 Merchants Company Building
         11 South Meridian Street
         Indianapolis, IN 46204


Independent Auditors
         Crowe Chizek and Company LLC
         330 East Jefferson Blvd.
         South Bend, IN 46624

                                       61
                            MFB CORP. AND SUBSIDIARY
                             SHAREHOLDER INFORMATION
                               September 30, 2005




Shareholder and General Inquiries

The Company is required to file an Annual Report on Form 10-K for its fiscal year ended September 30, 2005 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

                  Charles J. Viater
                  President and Chief Executive Officer
                  MFB Corp.
                  4100 Edison Lakes Parkway (Suite 300)
                  Mishawaka, IN 46545

Office Locations
Corporate Headquarters                  Main Office                             Branch Office
4100 Edison Lakes Parkway               121 S Church St.                        25990 County Road 6
Mishawaka, IN 46545                     Mishawaka, IN 46544                     Elkhart, IN 46514

                                        Branch Office                           Branch Office
                                        2427 Mishawaka Ave.                     23132 US 33
                                        South Bend, IN 46615                    Elkhart, IN 46517

                                        Branch Office                           Branch Office
                                        100 E. Wayne St.                        402 W.  Cleveland Rd.
                                        Suite 150                               Mishawaka, IN 46545
                                        South Bend, IN 46601

                                        Branch Office                           Branch Office
                                        2930 W. Cleveland Rd.                   411 W McKinley Ave
                                        South Bend, IN 46628                    Mishawaka, IN 46545

                                        Branch Office                           Branch Office
                                        742 E. Ireland Rd.                      23761 Western Ave.
                                        South Bend, IN 46614                    South Bend, IN 46619

                                        Branch Office                           Branch Office
                                        4100 Edison Lakes Parkway               11611 N. Meridian Suite 110
                                        Mishawka, IN 46545                      Carmel, IN 46032